Consolidated Financial Statements and Notes

FOR THE YEARS ENDED DECEMBER 31, 2023 AND DECEMBER 31, 2022

PAN AMERICAN SILVER CORP.	66

Management’s Responsibility For Financial Reporting
The accompanying Consolidated Financial Statements of Pan American Silver Corp. ("Pan American" or the "Company") have been prepared by and are the responsibility of management and have been approved by the Board of Directors (the "Board").
These Consolidated Financial Statements were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) and include managements best estimates and judgements. Pan American has developed and maintains a system of internal controls designed to ensure the reliability of its financial information.
Deloitte LLP, an Independent Registered Public Accounting Firm, has audited these Consolidated Financial Statements. Their report outlines the scope of their examination and opinion on the Consolidated Financial Statements.

"signed"	"signed"
Michael Steinmann	Ignacio Couturier
Chief Executive Officer	Chief Financial Officer
February 21, 2024

Management’s Report on Internal Control over Financial Reporting
Management of Pan American is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") and for its assessment of the effectiveness of ICFR.
Management excluded from its assessment the internal controls policies and procedures of Yamana Gold Inc. ("Yamana"), which the Company acquired control on March 31, 2023. Yamana’s total assets, net assets, total revenues and net loss on a combined basis constitute approximately 53%, 54%, 40% and (6)%, respectively, of these Consolidated Financial Statement amounts as of and for the year ended December 31, 2023. This limitation of scope is in accordance with both U.S. and Canadian securities laws.
Pan American's management assessed the effectiveness of the Company's ICFR as of December 31, 2023, in accordance with the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2023, Pan American’s ICFR was effective.
Deloitte LLP, an Independent Registered Public Accounting Firm, has audited the Company’s Consolidated Financial Statements for the year ended December 31, 2023, and as stated in the Report of Independent Registered Public Accounting Firm, they have expressed an unqualified opinion on the effectiveness of the Company’s ICFR as of December 31, 2023.

PAN AMERICAN SILVER CORP.	67

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Pan American Silver Corp.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Pan American Silver Corp. and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of earnings and comprehensive earnings, cash flows, and changes in equity, for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2023, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Yamana Acquisition - Refer to Notes 6 and 8 to the financial statements
Critical Audit Matter Description
The Company completed the acquisition of Yamana Gold Inc. (“Yamana”) on March 31, 2023. The purchase price was allocated to the assets acquired, including mineral properties, and liabilities assumed based on their fair values. Management used discounted cash flow models to determine the fair value of the acquired mineral properties. This required management to make significant estimates and assumptions related to future gold and silver prices, discount rates, quantities of recoverable mineral reserves and resources, expected future production

PAN AMERICAN SILVER CORP.	68

costs and capital expenditures based on the life of mine plans and the in-situ resource multiples implied within the value of transactions by other market participants.
While there are several estimates and assumptions that are required to determine the fair value of the mineral properties, the estimates and assumptions with the highest degree of subjectivity are future gold and silver prices and discount rates. Auditing these required a high degree of auditor judgment and an increased extent of audit effort, including the need to involve fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to future gold and silver prices and discount rates used to determine the fair value of the mineral properties included the following, among others:
•Evaluated the effectiveness of the Company’s controls over management’s determination of future gold and silver prices and discount rates.
•With the assistance of fair value specialists:
◦Evaluated future gold and silver prices by comparing management forecasts to third party forecasts; and
◦Evaluated the reasonableness of the discount rates by testing the source information underlying the determination of the discount rates and developing a range of independent estimates of the discount rates and comparing those to the discount rates selected by management.
Impairment - Assessment of Whether Indicators of Impairment or Impairment Reversal Exist within the Mineral Properties, Plant and Equipment - Refer to Notes 3n and 5e to the financial statements
Critical Audit Matter Description
The Company’s determination of whether or not an indicator of impairment or impairment reversal exists at the cash generating unit (“CGU”) level requires significant management judgment. Changes in metal price forecasts or discount rates, increases or decreases in estimated future production costs or capital expenditures, reductions or increases in the amount of recoverable mineral reserves and resources and/or adverse or favorable political or regulatory developments can result in a write-down or write-up of the carrying amounts of the Company’s mineral properties, plant and equipment.
While there are several factors that are required to determine whether or not an indicator of impairment or impairment reversal exists, the judgments with the highest degree of subjectivity are future gold and silver prices, discount rates and the Company’s ability or expected timing to restart the Escobal Mine. Auditing these estimates and factors required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort, including the involvement of fair value specialists.

PAN AMERICAN SILVER CORP.	69

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to future gold and silver prices, discount rates and the Company's ability or expected timing to restart the Escobal mine considered in the assessment of indicators of impairment or impairment reversal included the following, among others:
•Evaluated the effectiveness of the Company’s controls over management’s assessment of indicators of impairment or impairment reversal.
•Performed independent research to assess if there have been any substantive local, political, or regulatory changes negatively impacting the ability or expected timing to restart the Escobal Mine.
•With the assistance of fair value specialists:
◦Evaluated future gold and silver prices by comparing management forecasts to third party forecasts; and
◦Evaluated the reasonableness of the changes in discount rates by testing the source information underlying the determination of the discount rates.
/s/ Deloitte LLP
Chartered Professional Accountants
Vancouver, Canada
February 21, 2024
We have served as the Company's auditor since 1993.

PAN AMERICAN SILVER CORP.	70

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Pan American Silver Corp.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Pan American Silver Corp. and subsidiaries (the “Company") as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 21, 2024, expressed an unqualified opinion on those financial statements.
As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Yamana Gold Inc., which was acquired on March 31, 2023, and whose financial statements constitute 53% and 54% of total and net assets, respectively 40% of revenues, and (6)% of net loss of the consolidated financial statement amounts as of and for the year ended December 31, 2023. Accordingly, our audit did not include the internal control over financial reporting at Yamana Gold Inc.
Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

PAN AMERICAN SILVER CORP.	71

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Deloitte LLP
Chartered Professional Accountants
Vancouver, Canada
February 21, 2024

PAN AMERICAN SILVER CORP.	72

Consolidated Statements of Financial Position (in millions of U.S. dollars)

	December 31,	December 31,
	2023	2022
Assets
Current assets
Cash and cash equivalents (Note 28)	$399.6	$107.0
Investments (Note 11)	41.3	35.3
Trade and other receivables	138.0	136.6
Income tax receivables	62.9	40.0
Inventories (Note 12)	711.6	471.6
Other assets (Note 13)	36.6	13.9
	1,390.0	804.4
Non-current assets
Mineral properties, plant and equipment (Note 14)	5,675.1	2,226.4
Long-term inventories (Note 12)	27.8	26.3
Long-term tax receivables	14.7	8.5
Deferred tax assets (Note 31)	80.4	55.9
Long-term investments (Note 16)	—	121.2
Other long-term assets (Note 17)	25.1	5.8
Total assets	$7,213.1	$3,248.5

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 18)	$498.0	$308.0
Provisions (Note 19)	41.6	17.9
Lease obligations (Note 20)	45.7	13.6
Debt (Note 21)	6.7	13.7
Income tax payables	32.1	25.8
Other liabilities	0.1	1.8
	624.2	380.8
Non-current liabilities
Long-term provisions (Note 19)	432.4	285.3
Deferred tax liabilities (Note 31)	541.6	140.3
Long-term lease obligations (Note 20)	52.2	19.5
Long-term debt (Note 21)	697.0	180.0
Other long-term liabilities (Note 22)	93.2	41.0
Total liabilities	$2,440.6	$1,046.9

Equity (Note 23)
Issued capital	5,966.5	3,140.0
Share option reserve	94.0	93.3
Investment revaluation reserve	(30.3)	(3.0)
Deficit	(1,269.5)	(1,034.8)
Total equity attributable to Company shareholders	4,760.7	2,195.5
Non-controlling interests	11.8	6.1
Total equity	4,772.5	2,201.6
Total liabilities and equity	$7,213.1	$3,248.5
Commitments (Note 10(f)); Contingencies (Note 32)
See accompanying notes to the Consolidated Financial Statements
APPROVED BY THE BOARD ON FEBRUARY 21, 2024

"signed"	Gillian Winckler, Director	"signed"	Michael Steinmann, Director

PAN AMERICAN SILVER CORP.	73

Consolidated Statements of Earnings and Comprehensive Earnings (in millions of U.S. dollars and thousand of shares)

	2023	2022
Revenue (Note 29)	$2,316.1	$1,494.7
Cost of sales (Note 29)
Production costs (Note 24)	(1,479.2)	(1,094.4)
Depreciation and amortization (Note 14)	(484.2)	(316.0)
Royalties	(55.9)	(35.9)
	(2,019.3)	(1,446.3)
Mine operating earnings (Note 29)	296.8	48.4

General and administrative	(61.4)	(29.0)
Exploration and project development	(14.6)	(18.3)
Mine care and maintenance (Note 25)	(82.2)	(45.1)
Foreign exchange gains (losses)	8.9	(9.6)
Impairment charges (Note 15)	(78.6)	(99.1)
Derivative gains (Note 10(d))	8.3	7.3
Mineral properties, plant and equipment gains (losses) (Note 14)	7.9	(2.4)
(Loss) gains and income from associates (Note 16)	(0.4)	45.0
Transaction and integration costs (Note 8)	(25.3)	(157.4)
Other expense (Note 30)	(21.3)	(2.1)
Earnings (loss) from operations	38.1	(262.3)
Investment loss (Note 10(b))	(5.5)	(16.2)
Interest and finance expense (Note 26)	(91.4)	(22.5)
Loss before income taxes	(58.8)	(301.0)
Income tax expense (Note 31)	(46.1)	(39.1)
Net loss	$(104.9)	$(340.1)

Net loss attributable to:
Equity holders of the Company	(103.7)	(341.7)
Non-controlling interests	(1.2)	1.6
	$(104.9)	$(340.1)
Other comprehensive loss, net of taxes
Items that will not be reclassified to net loss:
Remeasurement of retirement benefit plan	(2.6)	—
Unrealized loss on long-term investment (Note 10(c))	(24.2)	(3.5)
Income tax (expense) recovery related to long-term investments (Note 31)	(0.5)	0.5
Total other comprehensive loss	$(27.3)	$(3.0)
Total comprehensive loss	$(132.2)	$(343.1)

Total comprehensive loss attributable to:
Equity holders of the Company	(131.0)	(344.7)
Non-controlling interests	(1.2)	1.6
	$(132.2)	$(343.1)

Loss per share attributable to common shareholders (Note 27)
Basic loss per share	$(0.32)	$(1.62)
Diluted loss per share	$(0.32)	$(1.62)
Weighted average shares outstanding Basic	326,540	210,521
Weighted average shares outstanding Diluted	326,540	210,521
See accompanying notes to the Consolidated Financial Statements.

PAN AMERICAN SILVER CORP.	74

Consolidated Statements of Cash Flows (in millions of U.S. dollars)

	2023	2022
Operating activities
Net loss	$(104.9)	$(340.1)
Income tax expense (Note 31)	46.1	39.1
Depreciation and amortization (Note 14)	484.2	316.0
Impairment charges (Note 15)	78.6	99.1
Net realizable value inventory (recovery) charge (Note 24)	(31.8)	97.7
Loss (gains and income) from associates (Note 16)	0.4	(45.0)
Accretion on closure and decommissioning provision (Note 19)	34.2	14.8
Investment loss	5.5	16.2
Interest paid	(45.1)	(6.6)
Interest expense (Note 26)	51.4	5.3
Interest received	17.2	3.2
Income taxes paid	(149.4)	(137.8)
Other operating activities (Note 28)	(5.1)	11.9
Net change in non-cash working capital items (Note 28)	68.9	(42.0)
	$450.2	$31.8
Investing activities
Payments for mineral properties, plant and equipment	$(379.0)	$(274.7)
Cash acquired from Yamana Gold Inc. (Note 8)	259.5	—
Cash disposed in sale of subsidiaries (Note 9)	(194.1)	—
Cash proceeds from sale of subsidiaries (Note 9)	549.1	—
Proceeds from disposition of mineral properties, plant and equipment	3.8	8.7
Proceeds from disposal of investments	144.8	0.7
Net proceeds from derivatives	13.8	9.9
	$397.9	$(255.4)
Financing activities
Proceeds from common shares issued	$—	$0.9
Distributions to non-controlling interests	11.1	(0.3)
Dividends paid	(130.4)	(94.7)
Proceeds from debt (Note 21)	315.0	167.1
Repayment of debt (Note 21)	(703.5)	(5.2)
Payment of equipment leases	(44.0)	(14.8)
	$(551.8)	$53.0
Effects of exchange rate changes on cash and cash equivalents	(3.7)	(6.0)
Increase (decrease) in cash and cash equivalents	292.6	(176.6)
Cash and cash equivalents at the beginning of the year	107.0	283.6
Cash and cash equivalents at the end of the year	$399.6	$107.0
Supplemental cash flow information (Note 28).
See accompanying notes to the Consolidated Financial Statements.

PAN AMERICAN SILVER CORP.	75

Consolidated Statements of Changes in Equity (in millions of U.S. dollars and thousands of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Deficit	Total	Non- controlling interests	Total equity
Balance, December 31, 2021	210,458	$3,136.2	$93.4	$—	$(598.0)	$2,631.6	$4.5	$2,636.1
Total comprehensive loss
Net loss for the year	—	—	—	—	(341.7)	(341.7)	1.6	(340.1)
Other comprehensive loss	—	—	—	(3.0)	—	(3.0)	—	(3.0)
	—	—	—	(3.0)	(341.7)	(344.7)	1.6	(343.1)
Shares issued on the exercise of stock options	79	1.3	(0.3)	—	—	1.0	—	1.0
Shares issued as compensation	144	2.5	—	—	—	2.5	—	2.5
Share-based compensation on option grants	—	—	0.2	—	—	0.2	—	0.2
Distributions by subsidiaries to non-controlling interests	—	—	—	—	(0.4)	(0.4)	—	(0.4)
Dividends paid	—	—	—	—	(94.7)	(94.7)	—	(94.7)
Balance, December 31, 2022	210,681	$3,140.0	$93.3	$(3.0)	$(1,034.8)	$2,195.5	$6.1	$2,201.6
Total comprehensive loss
Net loss for the period	—	—	—	—	(103.7)	(103.7)	(1.2)	(104.9)
Other comprehensive loss	—	—	—	(27.3)	—	(27.3)	—	(27.3)
	—	—	—	(27.3)	(103.7)	(131.0)	(1.2)	(132.2)
Shares issued as compensation	221	3.5	—	—	—	3.5	—	3.5
The Acquisition (Note 8)	153,758	2,823.0	—	—	—	2,823.0	484.9	3,307.9
Dispositions (Note 9)	—	—	—	—	—	—	(489.7)	(489.7)
Share-based compensation on option grants	—	—	0.7	—	—	0.7	—	0.7
Distributions by subsidiaries to non-controlling interests	—	—	—	—	(0.6)	(0.6)	11.7	11.1
Dividends paid	—	—	—	—	(130.4)	(130.4)	—	(130.4)
Balance, December 31, 2023	364,660	$5,966.5	$94.0	$(30.3)	$(1,269.5)	$4,760.7	$11.8	$4,772.5
See accompanying notes to the Consolidated Financial Statements.

PAN AMERICAN SILVER CORP.	76

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
1. NATURE OF OPERATIONS

Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”). Pan American is a British Columbia corporation domiciled in Canada, and its office at December 31, 2023 was at Suite 2100 – 733 Seymour Street, Vancouver, British Columbia, V6B 0S6. The Company is listed on the Toronto Stock Exchange (TSX: PAAS) and the New York Stock Exchange (NYSE: PAAS). On April 18, 2023, the Company transferred the listing of its common shares from the NASDAQ to the New York Stock Exchange.
Pan American engages in silver and gold mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver and gold mines located in Canada, Mexico, Peru, Bolivia, Argentina, Chile and Brazil. The Company also owns the Escobal mine in Guatemala that continues to be on care and maintenance pending satisfactory completion of a consultation process led by the Ministry of Energy and Mines in Guatemala. In addition, the Company is exploring for new silver and gold deposits, and opportunities throughout the Americas.
On March 31, 2023, the Company acquired Yamana Gold Inc. ("Yamana") (Note 8). Yamana was a mid-tier publicly traded precious metals mining company with ownership interests in a diverse portfolio of mines and projects including the following principal mines: Jacobina in Brazil; El Peñon and Minera Florida in Chile; and Cerro Moro in Argentina (the "Acquired Mines"). Yamana's portfolio also included the MARA and Agua de la Falda projects in Argentina and Chile, which were subsequently divested on September 20, 2023 and November 6, 2023, respectively (Note 9).
2. BASIS OF PREPARATION

These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), effective as of December 31, 2023.
These Consolidated Financial Statements were approved for issuance by the Board of Directors on February 21, 2024.
3. MATERIAL ACCOUNTING POLICY INFORMATION

The accounting policies applied in the preparation of these audited Consolidated Financial Statements have been applied consistently for all periods presented except as outlined in Note 4. Material accounting policies used in the preparation of these Consolidated Financial Statements are as follows:
a)Functional and presentation currency
The functional and presentation currency of the Company and each of its subsidiaries is the United States dollar ("USD").
b)Basis of measurement
These Consolidated Financial Statements have been prepared on an historical cost basis, except for those assets and liabilities that are measured at revalued amounts or fair values at the end of each reporting period.

PAN AMERICAN SILVER CORP.	77

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
c)Basis of consolidation
The accounts of the Company and its subsidiaries, which are controlled by the Company, have been included in these Consolidated Financial Statements. Control is achieved when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. The principal subsidiaries of the Company and their geographic locations at December 31, 2023 were as follows:

Location	Subsidiary	Ownership Interest	Operations and Development Projects Owned
Brazil	Jacobina Mineração e Comércio Ltda.	100%	Jacobina mine (1)
Canada	Lake Shore Gold Corp.	100%	Bell Creek and Timmins West mines (together "Timmins mine")
Chile	Minera Meridian Ltda.	100%	El Peñon mine (1)
	Minera Florida Ltda	100%	Minera Florida mine (1)
	Minera Cavancha SpA.	80%	La Pepa project (1)
Mexico	Plata Panamericana S.A. de C.V.	100%	La Colorada mine
	Compañía Minera Dolores S.A. de C.V.	100%	Dolores mine
Peru	Pan American Silver Huaron S.A.	100%	Huaron mine
	Shahuindo S.A.C.	100%	Shahuindo mine
	La Arena S.A.	100%	La Arena mine
Bolivia	Pan American Silver (Bolivia) S.A.	95%	San Vicente mine
Guatemala	Pan American Silver Guatemala S.A.	100%	Escobal mine
Argentina	Minera Tritón Argentina S.A.	100%	Manantial Espejo & Cap-Oeste Sur Este mines
	Estelar Resources S.A.	100%	Cerro Moro mine (1)
	Minera Joaquin S.R.L.	100%	Joaquin mine
	Minera Argenta S.A.	100%	Navidad project
(1)Mines and projects from the Acquisition (Note 8).
d)Business combinations
Upon the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) acquired on the basis of fair value at the date of acquisition. When the cost of the acquisition exceeds the fair value attributable to the Company’s share of the identifiable net assets, the difference is treated as goodwill, which is not amortized and is reviewed for impairment annually or more frequently when there is an indication of impairment. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the Consolidated Statement of Earnings. Acquisition related costs, other than costs to issue debt or equity securities of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred. The costs to issue equity securities of the Company as consideration for the acquisition are reduced from share capital as share issuance costs. The costs to issue debt securities are capitalized and amortized using the effective interest method.
Non-controlling interests are measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquirers’ identifiable net assets as at the date of acquisition. The choice of measurement basis is made on a transaction by transaction basis.
Control of a business may be achieved in stages. Upon the acquisition of control, any previously held interest is re-measured to fair value at the date control is obtained resulting in a gain or loss upon the acquisition of control.
If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. These provisional amounts are adjusted during the measurement period, or additional assets or

PAN AMERICAN SILVER CORP.	78

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.
e)Revenue recognition
Revenue associated with the sale of commodities is recognized when control of the asset sold is transferred to the customer. Indicators of control transferring include an unconditional obligation to pay, legal title, physical possession, transfer of risk and rewards and customer acceptance. This generally occurs when the goods are delivered to a loading port, warehouse, vessel or metal account as contractually agreed with the buyer; at which point the buyer controls the goods. In cases where the Company is responsible for the cost of shipping and certain other services after the date on which control of the goods transfers to the customer, these other services are considered separate performance obligations and thus a portion of revenue earned under the contract is allocated and recognized as these performance obligations are satisfied.
The Company’s concentrate sales contracts with third-party buyers, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on applicable commodity prices set on specified quotational periods, typically ranging from one month prior to shipment, and can extend to three months after the shipment arrives at the smelter and is based on average market metal prices. For this purpose, the transaction price can be measured reliably for those products, such as silver, gold, zinc, lead and copper, for which there exists an active and freely traded commodity market such as the London Metals Exchange and the value of product sold by the Company is directly linked to the form in which it is traded on that market.
Sales revenue is commonly subject to adjustments based on an inspection of the product by the customer. In such cases, sales revenue is initially recognized on a provisional basis using the Company’s best estimate of contained metal, and adjusted subsequently. Revenues are recorded under these contracts at the time control passes to the buyer based on the expected settlement period. Revenue on provisionally priced sales is recognized based on estimates of the fair value of the consideration receivable based on forward market prices and estimated quantities. At each reporting date provisionally priced metal is marked to market based on the forward selling price for the quotational period stipulated in the contract. Variations between the price recorded at the date when control is transferred to the buyer and the actual final price set under the smelting contracts are caused by changes in metal prices resulting in the receivable being recorded at fair value through profit or loss ("FVTPL").
IFRS 15 - Revenue from Contracts with Customers ("IFRS 15") requires that variable consideration should only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company concluded that the adjustments relating to the final assay results for the quantity and quality of concentrate sold are not significant and do not constrain the recognition of revenue.
Refining and treatment charges under the sales contracts are netted against revenue for sales of metal concentrate.
f)Financial instruments
Financial assets and financial liabilities are recognized in the Company’s statement of financial position when the Company becomes a party to the contractual provisions of the instrument.
i)Financial assets
On initial recognition, a financial asset is classified as measured at: amortized cost, fair value through other comprehensive income ("FVTOCI"), or FVTPL. Financial assets at FVTPL are initially measured at fair value and those at amortized cost or FVTOCI are initially measured at fair value plus transaction costs.
Subsequent measurement of financial assets and liabilities depends on the classifications of such assets and liabilities.

PAN AMERICAN SILVER CORP.	79

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
Amortized cost:
Financial assets that meet the following conditions are measured subsequently at amortized cost:
•The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and
•The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effective interest method. Interest income is recognized in Investment loss in the Consolidated Statement of Earnings.
The Company's financial assets at amortized cost primarily include cash and cash equivalents and, receivables not arising from sale of metal concentrates (included in Trade and other receivables) in the Consolidated Statement of Financial Position (Note 10(a)).
FVTOCI:
Financial assets that meet the following conditions are measured at FVTOCI:
•The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and
•The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding; or
•The Company may make an irrevocable election at initial recognition for particular investments in equity instruments that would otherwise be measured at FVTPL to present subsequent changes in fair value in Other Comprehensive Income ("OCI").
At initial recognition, the Company's made an irrevocable election to measure its Long-term investments and all the investments acquired from Yamana at FVTOCI (Note 10(c)).
FVTPL:
By default, all other financial assets are measured subsequently at FVTPL.
Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent they are not part of a designated hedging relationship. Fair value is determined in the manner described in Note 10(e)(ii). The Company's financial assets at FVTPL include its trade receivables from provisional concentrate sales, investments in equity securities not designated as FVTOCI, and derivative assets not designated as hedging instruments.
ii)Financial liabilities and equity
Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.
An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

PAN AMERICAN SILVER CORP.	80

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
Classification of financial liabilities
Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading or designated as at FVTPL, are measured at amortized cost using effective interest method.
Derivatives
When the Company enters into derivative contracts, these transactions are designed to reduce exposures related to assets and liabilities, firm commitments or anticipated transactions. The Company does not have derivative instruments that qualify as cash flow hedges and consequently all derivatives are recorded at FVTPL.
g)Derivative financial instruments
The Company utilizes foreign currency and commodity contracts, including forward contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates. For metals production, these contracts are intended to reduce the risk of falling prices on the Company’s future sales. Foreign currency derivative financial instruments, such as forward contracts, are used to manage the effects of exchange rate changes on foreign currency cost exposures. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative and any gains or losses arising from changes in fair value on derivatives are taken directly to earnings for the year. The fair value of forward currency and commodity contracts is calculated by reference to current forward exchange rates and prices for contracts with similar maturity profiles.
h)Inventories
Inventories include work in progress, concentrate, doré, processed silver and gold, heap leach inventory, and operating materials and supplies. Work in progress inventory includes ore stockpiles and other partly processed material. Stockpiles represent ore that has been extracted and is available for further processing. The classification of inventory is determined by the stage at which the ore is in the production process. Inventories of ore are sampled for metal content and are valued based on the lower of cost or estimated net realizable value ("NRV") based upon the period ending prices of contained metal. Cost is determined on a weighted average basis or using a first-in-first-out basis and includes all costs incurred in the normal course of business including direct material and direct labour costs and an allocation of production overheads, depreciation and amortization, and other costs, based on normal production capacity, incurred in bringing each product to its present location and condition. Material that does not contain a minimum quantity of metal to cover estimated processing expenses to recover the contained metal is not classified as inventory and is assigned no value. The work in progress inventory is considered part of the operating cycle which the Company classifies as current inventory and hence heap leach and stockpiles are included in current inventory. Quantities are assessed primarily through surveys and assays.
The Company then processes the ore through the crushing facility where the output is again weighed and sampled for assaying. A metallurgical reconciliation with the data collected from the mining operation is completed with appropriate adjustments made to previous estimates. The crushed ore is then transported to the leach pad for application of the leaching solution. The samples from the automated sampler are assayed each shift and used for process control. The quantity of leach solution is measured by flow meters throughout the leaching and precipitation process. The pregnant solution from the heap leach is collected and passed through the processing circuit to produce precipitate, which is reported and then smelted to produce doré bars.
The costs incurred in the construction of heap leach pads are capitalized to Mineral Properties, Plant and Equipment. Heap leach inventory represents silver and gold contained in ore that has been placed on the leach pad for cyanide irrigation. The heap leach process is a process of extracting silver and gold by placing ore on an impermeable pad and applying a diluted cyanide solution that dissolves a portion of the contained silver and gold, which is then recovered during the metallurgical process. When the ore is placed on the pad, an

PAN AMERICAN SILVER CORP.	81

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
estimate of the recoverable ounces is made based on tonnage, ore grade and estimated recoveries of the ore type placed on the pad. The estimated recoverable ounces on the pad are used to compile the inventory cost.
The Company uses several integrated steps to scientifically measure the metal content of the ore placed on the leach pads. The tonnage, grade, and ore type to be mined in a period was first estimated using the Mineral Reserve model. As the ore body is drilled in preparation for the blasting process, samples are taken of the drill residue, which is assayed to determine their metal content and quantities of contained metal. The estimated recoverable ounces carried in the leach pad inventory are adjusted based on actual recoveries being experienced. Actual and estimated recoveries achieved are measured to the extent possible using various indicators including, but not limited to, individual cell recoveries, the use of leach curve recovery and trends in the levels of carried ounces depending on the circumstances or cumulative pad recoveries.
The Company allocates direct and indirect production costs to by-products on a systematic and rational basis. With respect to concentrate and doré inventory, production costs are allocated based on either gold or silver equivalent ounces contained within the respective concentrate and doré.
The inventory is stated at lower of cost or NRV, with cost being determined using a weighted average cost method. The ending inventory value of ounces associated with the leach pad is equal to opening recoverable ounces plus recoverable ounces placed less ounces produced plus or minus ounce adjustments.
The estimate of both the ultimate recovery expected over time and the quantity of metal that may be extracted relative to the time the leach process occurs requires the use of estimates, which rely upon laboratory test work and estimated models of the leaching kinetics in the heap leach pads. Test work consists of leach columns of up to 400 days duration with 150 days being the average, from which the Company projects metal recoveries up to three years in the future. The quantities of metal contained in the ore are based upon actual weights and assay analysis. The rate at which the leach process extracts gold and silver from the crushed ore is based upon laboratory column tests and actual experience. The assumptions used by the Company to measure metal content during each stage of the inventory conversion process include estimated recovery rates based on laboratory testing and assaying. The Company periodically reviews its estimates compared to actual experience and revises its estimates when appropriate. The ultimate recovery will not be known until the leaching operations cease.
Supplies inventories are valued at the lower of average cost and NRV using replacement cost plus cost to dispose, net of obsolescence. Concentrate and doré inventory includes product at the mine site, the port warehouse and product held by refineries. At times, the Company has a limited amount of finished silver at a minting operation where coins depicting Pan American’s emblem are stamped.
i)Mineral Properties, Plant and Equipment ("MPPE")
On initial acquisition, MPPE are valued at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management. When provisions for closure and decommissioning are recognized, the corresponding cost is capitalized as part of the cost of the related assets, representing part of the cost of acquiring the future economic benefits of the operation.
In subsequent periods, buildings, plant and equipment are stated at cost less accumulated depreciation and any impairment in value, whilst land is stated at cost less any impairment in value and is not depreciated.
Each asset's or part’s estimated useful life has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.
The net carrying amounts of MPPE are reviewed for impairment either individually or at the cash-generating unit ("CGU") level when events and changes in circumstances indicate that the carrying amounts may not be

PAN AMERICAN SILVER CORP.	82

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
recoverable. To the extent that these values exceed their recoverable amounts, that excess is recorded as an impairment charge.
In countries where the Company paid Value Added Tax (“VAT”) and where there is uncertainty of its recoverability, the VAT payments have either been deferred with mineral property costs relating to the property or expensed if it relates to mineral exploration. If the Company ultimately recovers previously deferred amounts, the amount received will be applied to reduce mineral property costs or taken as a credit against current expenses depending on the prior treatment.
Expenditure on major maintenance or repairs includes the cost of the replacement of parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, the expenditure is capitalized and the carrying amount of the item replaced derecognized. Similarly, overhaul costs associated with major maintenance are capitalized and depreciated over their useful lives where it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other costs are expensed as incurred.
Where an item of MPPE is disposed of or ceases to have a future economic benefit, it is derecognized and the difference between its carrying value and net sales proceeds is disclosed as gain or loss on disposal in the Consolidated Statement of Earnings.
j)Operational mining properties and mine development
When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs incurred to develop such property including costs to further delineate the ore body and remove overburden to initially expose the ore body prior to the start of mining operations, are also capitalized.
Costs associated with commissioning activities on constructed plants are deferred from the date of mechanical completion of the facilities until the date the Company is ready to commence commercial production. These costs are then amortized using the units-of-production ("UOP") method (described below) over the life of the mine, commencing on the date of commercial production.
Acquisition costs related to the acquisition of land and mineral rights are capitalized as incurred. Prior to acquiring such land or mineral rights, the Company makes a preliminary evaluation to determine that the property has significant potential to economically develop the deposit. The time between initial acquisition and full evaluation of a property’s potential is dependent on many factors including: location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices. If a mineable deposit is discovered, such costs are amortized when production begins. If no mineable deposit is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.
Major development expenditures on producing properties incurred to increase production or extend the life of the mine are capitalized while ongoing mining expenditures on producing properties are charged against earnings as incurred.
k)Depreciation of MPPE
The carrying amounts of MPPE (including initial and any subsequent capital expenditure) are depreciated to their estimated residual value over the estimated useful lives of the specific assets concerned, or the estimated life of the associated mine or mineral lease, if shorter. Estimates of residual values and useful lives are reviewed annually and any change in estimate is taken into account in the determination of remaining depreciation charges, and adjusted if appropriate, at each statement of financial position date. Changes to the estimated residual values or useful lives are accounted for prospectively. Depreciation commences on the date when the asset is available for use as intended by management.

PAN AMERICAN SILVER CORP.	83

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
i)UOP basis
For mining properties and leases and certain mining equipment, the economic benefits from the asset are consumed in a pattern which is linked to the production level. Except as noted below, such assets are depreciated on a UOP basis.
In applying the UOP method, depreciation is normally calculated using the quantity of material extracted from the mine in the period as a percentage of the total quantity of material to be extracted in current and future periods based on proven and probable reserves.
ii)Straight line basis
Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the related mine are depreciated on a straight line basis.
MPPE are depreciated over their useful life, or over the remaining life of the mine if shorter. The major categories of property, plant and equipment are depreciated on a unit of production and/or straight-line basis as follows:
•Land – not depreciated
•Mobile equipment – 3 to 7 years
•Buildings and plant facilities – 25 to 50 years
•Mining properties and leases including capitalized evaluation and development expenditures – based on applicable reserves on a unit of production basis.
•Exploration and evaluation – not depreciated until mine goes into production
•Assets under construction – not depreciated until assets are ready for their intended use
l)Exploration and evaluation
Exploration expenditures are incurred in the search for economic mineral deposits or the process of obtaining more information about existing mineral deposits and typically include costs associated with drilling, sampling, mapping and other activity related to the search for ore.
Evaluation expenditures are incurred to establish the technical and commercial viability of mineral deposits and typically include costs associated with determining optimal methods of extraction and metallurgical and treatment processes, permitting, and preparing economic evaluations.
Exploration expenditures are expensed as incurred. Evaluation expenditures are capitalized when management determines there is a high degree of confidence that future economic benefits will flow to the Company. Acquired exploration and evaluation projects and acquired exploration rights are recognized as assets at their cost of acquisition or at fair value if purchased as part of a business combination.
Capitalized exploration and evaluation expenditures are reclassified to MPPE, in accordance with Note 3(j), once the technical feasibility and commercial viability are demonstrated.
m)Deferred stripping costs
In open pit mining operations, it is necessary to remove overburden and other waste in order to access the ore body. During the preproduction phase, these costs are capitalized as part of the cost of the mine property and subsequently amortized over the life of the mine (or pit) on a UOP basis.
The costs of removal of the waste material during a mine’s production phase are deferred where they give rise to future benefits. These capitalized costs are subsequently amortized on a UOP basis over the reserves that directly benefit from the specific stripping activity.

PAN AMERICAN SILVER CORP.	84

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
n)Impairment (and reversals of impairment) of non-current assets
The Company reviews and tests the carrying amount of MPPE and intangible assets with finite lives when there is an indication of impairment or impairment reversal. Additionally, disposal groups held for sale are tested for impairment upon classification as a disposal group held for sale.
Impairment assessments on MPPE and intangible assets are conducted at the level of the CGU. The recoverable amount of a CGU is the higher of value in use ("VIU") and fair value less cost to sell. VIU is the net present value of expected future cash flows. Impairments are recognized for any excess of carrying value over the recoverable amount.
Where the recoverable amount is assessed using discounted cash flow techniques, the resulting estimates are based on detailed mine and/or production plans. The cash flow forecasts are based on best estimates of expected future revenues and costs, including the future cash costs of production, capital expenditure, closure, restoration and environmental clean-up. These may include net cash flows expected to be realized from extraction, processing and sale of mineral resources that do not currently qualify for inclusion in proven or probable ore reserves. Such non-reserve material is included where there is a high degree of confidence in its economic extraction. This expectation is usually based on preliminary drilling and sampling of areas of mineralization that are contiguous with existing reserves. Typically, the additional evaluation to achieve reserve status for such material has not yet been done because this would involve incurring costs earlier than is required for the efficient planning and operation of the mine.
Where the recoverable amount of a CGU is dependent on the life of its associated ore, expected future cash flows reflect long term mine plans, which are based on detailed research, analysis and iterative modeling to optimize the level of return from investment, output and sequence of extraction. The mine plan takes account all relevant characteristics of the ore, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties of the ore affecting process recoveries and capacities of processing equipment that can be used. The mine plan is therefore the basis for forecasting production output in each future year and for forecasting production costs.
The Company’s cash flow forecasts are based on estimates of future commodity prices, which assume market prices will revert to the Company’s assessment of the long-term average price, generally over a period of three to five years. These assessments often differ from current price levels and are updated periodically.
The discount rates applied to the future cash flow forecasts represent an estimate of the rate the market would apply having regard to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted, including appropriate adjustments for the risk profile of the countries in which the individual CGU operate. The great majority of the Company’s sales are based on prices denominated in USD. To the extent that the currencies of countries in which the Company produces commodities strengthen against the USD without commodity price offset, cash flows and, therefore, net present values are reduced.
Non-financial assets other than goodwill that have suffered impairment are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed.

PAN AMERICAN SILVER CORP.	85

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
o)Closure and decommissioning costs
The mining, extraction and processing activities of the Company normally give rise to obligations for site closure or rehabilitation. Closure and decommissioning works can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. Provisions for the cost of each closure and rehabilitation program are recognized at the time that environmental disturbance occurs. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Costs included in the provision encompass all closure and decommissioning activity expected to occur progressively over the life of the operation and at the time of closure in connection with disturbances at the reporting date. Routine operating costs that may impact the ultimate closure and decommissioning activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event gives rise to an obligation which is probable and capable of reliable estimation. The timing of the actual closure and decommissioning expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions, and the environment in which the mine operates. Expenditures may occur before and after closure and can continue for an extended period of time dependent on closure and decommissioning requirements. Closure and decommissioning provisions are measured at the expected value of future cash flows, discounted to their present value and determined according to the probability of alternative estimates of cash flows occurring for each operation. Discount rates used are specific to the underlying obligation. Significant judgments and estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements which give rise to a constructive or legal obligation.
When provisions for closure and decommissioning are initially recognized, the corresponding cost is capitalized as a component of the cost of the related asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and decommissioning activities is recognized in MPPE and depreciated accordingly. The value of the provision is progressively increased over time as the effect of discounting unwinds, creating an expense recognized in finance expenses. Closure and decommissioning provisions are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in the provision is greater than the un-depreciated capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in the Consolidated Statement of Earnings. In the case of closed sites, changes to estimated costs are recognized immediately in the Consolidated Statement of Earnings. Changes to the capitalized cost result in an adjustment to future depreciation and finance charges. Adjustments to the estimated amount and timing of future closure and decommissioning cash flows are a normal occurrence in light of the significant judgments and estimates involved.
The provision is reviewed at the end of each reporting period for changes to obligations, legislation or discount rates that impact estimated costs or lives of operations and adjusted to reflect current best estimate. The cost of the related asset is adjusted for changes in the provision resulting from changes in the estimated cash flows or discount rate and the adjusted cost of the asset is depreciated prospectively.
p)Share-based payments
The Company recognizes a stock based compensation expense for all compensation shares, share purchase options and deferred share units (“DSUs”) awarded to employees, officers and directors based on the fair values of the compensation shares, share purchase options and DSUs at the date of grant. The fair values of share purchase options and DSUs at the date of grant are expensed over the vesting periods of the share purchase options and RSUs, respectively, with a corresponding increase to equity. The fair value of share purchase options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants

PAN AMERICAN SILVER CORP.	86

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
with different vesting periods and fair values. The fair value of DSUs is the market value of the underlying shares at the date of grant. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the Consolidated Statement of Earnings and Comprehensive Earnings.
The Company recognizes a stock based compensation expense for performance share units (“PSUs”) which are awarded to eligible employees and are settled in cash. Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period. This estimated expense is reflected as a component of net earnings over the vesting period of the PSUs with the related obligation recorded as a liability on the statement of financial position. The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair market value of common shares plus the cash equivalent of any dividends distributed by the Company during the three year performance period; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.
The Company recognizes a stock based compensation expense for restricted share units (“RSUs”) which are awarded to eligible employees and can be settled in cash or common shares at the discretion of the Board. Compensation expense for the RSUs is recorded on a straight-line basis over the three year vesting period. This estimated expense is reflected as a component of net earnings over the vesting period of the RSUs with the related obligation recorded as a liability on the Consolidated Statements of Financial Position. The amount of compensation expense is adjusted to reflect (i) the fair market value of common shares plus the cash equivalent of any dividends distributed by the Company during the three year performance period; and (ii) the number of RSUs anticipated to vest.
q)Income taxes
Taxation on the earnings or loss for the year comprises current and deferred tax. Taxation is recognized in the Consolidated Statement of Earnings except to the extent that it relates to items recognized in OCI or directly in equity, in which case the tax is recognized in OCI or equity.
Current tax is the expected tax payable on the taxable income for the year using rates enacted or substantively enacted at the year end, and includes any adjustment to tax payable in respect of previous years.
Deferred tax is provided using the statement of financial position liability method, providing for the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax assessment or deduction purposes. Where an asset has no deductible or depreciable amount for income tax purposes, but has a deductible amount on sale or abandonment for capital gains tax purposes, that amount is included in the determination of temporary differences.
The tax effect of certain temporary differences is not recognized, principally with respect to goodwill; temporary differences arising on the initial recognition of assets or liabilities (other than those arising in a business combination or in a manner that initially impacted accounting or taxable earnings); and temporary differences relating to investments in subsidiaries, jointly controlled entities and associates to the extent that the Company is able to control the reversal of the temporary difference and the temporary difference is not expected to reverse in the foreseeable future. The amount of deferred tax recognized is based on the expected manner and timing of realization or settlement of the carrying amount of assets and liabilities, with the exception of items that have a tax base solely derived under capital gains tax legislation, using tax rates enacted or substantively enacted at period end. To the extent that an item’s tax base is solely derived from the amount deductible under capital gains tax legislation, deferred tax is determined as if such amounts are deductible in determining future assessable income.
The carrying amount of deferred income tax assets is reviewed at each statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the deferred income tax asset to be utilized. To the extent that an asset not previously recognized fulfils the criteria for recognition, a deferred income tax asset is recorded.

PAN AMERICAN SILVER CORP.	87

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the statement of financial position date.
Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax. Judgments are required about the application of income tax legislation. These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the Consolidated Statement of Earnings.
Deferred tax assets, including those arising from tax losses, capital losses and temporary differences, are recognized only where it is probable that taxable earnings will be available against which the losses or deductible temporary differences can be utilized. Assumptions about the generation of future taxable earnings and repatriation of retained earnings depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, closure and decommissioning costs, capital expenditures, dividends and other capital management transactions.
4. CHANGES IN ACCOUNTING STANDARDS

New and amended IFRS standards that are effective for the current period
Amendments to IAS 12 - International Tax Reform — Pillar Two Model Rules
Amendments to IAS 12 in response to the Organisation for Economic Co-operation and Development's (OECD) Pillar Two model tax rules (also known as the Global Minimum Tax) provides that an entity has to disclose separately its current tax expense related to Global Minimum Tax as well as a mandatory temporary exception to the requirements regarding deferred tax assets and liabilities. The amendments also provide that in a period where the Global Minimum Tax legislation is enacted or substantively enacted, but not yet in effect, an entity discloses known or reasonably estimable information that helps users of financial statements understand the entity’s exposure to Global Minimum Tax arising from that legislation. The Company has applied the mandatory temporary exemption regarding deferred taxes. The adoption of these amendments did not have a material impact on these Consolidated Financial Statements.
Presentation of Financial Statements (Amendment to IAS 1)
Effective January 1, 2023, the Company adopted Amendments to IAS 1 Presentation of Financial Statements related to the disclosure of accounting policies. These amendments require entities to disclose their material accounting policy information rather than significant accounting policy information. The amendments provide guidance on how an entity can identify material accounting policy information and clarify that information may be material because of its nature, even if the related amounts are immaterial.
The adoption of these amendments did not have a significant impact on the disclosure of material accounting policies in these Consolidated Financial Statements.
New and amended IFRS standards not yet effective in the current period
Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted.
Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)
The amendments to IAS 1, clarifies the presentation of liabilities. The classification of liabilities as current or non- current is based on contractual rights that are in existence at the end of the reporting period and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within

PAN AMERICAN SILVER CORP.	88

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. The implementation of this amendment is not expected to have a material impact on the Company.
Lack of Exchangeability (Amendments to IAS 21)
The amendments contain guidance to specify when a currency is exchangeable and how to determine the exchange rate when it is not. The amendments are effective for annual reporting periods beginning on or after January 1, 2025. The Company is currently evaluating the impact of this amendment.
5. SIGNIFICANT JUDGMENTS IN APPLYING ACCOUNTING POLICIES

Judgments that have the most significant effect on the amounts recognized in the Company’s Consolidated Financial Statements are as follows:
a)Capitalization of evaluation costs
The Company has determined that evaluation costs capitalized during the year relating to the operating mines and certain other exploration interests have potential future economic benefits and are potentially economically recoverable. In making this judgment, the Company has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity to existing ore bodies, operating management expertise and required environmental, operating and other permits.
b)Functional currency
The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates. The Company has determined that its functional currency and that of its subsidiaries is the USD. The determination of functional currency may require certain judgments to determine the primary economic environment. The Company reconsiders the functional currency used when there is a change in events and conditions which determined the primary economic environment.
Upon acquisition, the Company has determined that Yamana's corporate office and its subsidiaries' functional currencies are USD, as this is the principal currency of the economic environments in which they operate.
c)Determination of significant influence of associates
Determination of whether the Company has significant influence with respect to its associates requires an assessment of whether the Company has power to participate in the financial and operating policy decisions of the investee but does not have control or joint control of those policies.
On March 31, 2022, the Company determined that it no longer held significant influence over its investment in Maverix Metals Inc. ("Maverix") after declining to nominate a representative to serve as a director on the Maverix board of directors and given an ownership interest of less than 20%. As a result, the Company redesignated its investment in Maverix into a long-term financial asset recorded at FVTOCI (Note 16).
d)Deferral of stripping costs
The Company treats the costs of removal of the waste material during a mine’s production phase as deferred, where it gives rise to future benefits. These capitalized costs are subsequently amortized on a UOP basis over the reserves that directly benefit from the specific stripping activity. As at December 31, 2023, the carrying amount of Dolores and La Arena capitalized stripping costs was $6.1 million and $29.9 million, respectively (2022 - $20.0 million and $42.2 million, respectively).

PAN AMERICAN SILVER CORP.	89

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
e)Impairment, or impairment reversal, of mining interests
There is significant judgment involved in assessing whether any indications of impairment, or impairment reversal, exist for mining interests, with consideration given to both external and internal sources of information. Information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control that affect the recoverable amount of mining interests. Internal sources of information include the manner in which MPPE are being used or are expected to be used and indications of the economic performance of the assets. Estimates include but are not limited to estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. Changes in metal price forecasts, increases or decreases in estimated future costs of production, increases or decreases in estimated future capital costs, reductions or increases in the amount of recoverable mineral reserves and mineral resources and/or adverse or favorable current economics can result in a write-down or write-up of the carrying amounts of the Company’s mining interests. In the year ended December 31, 2023, the Company identified indicators of impairment at the Morococha mine and Shahuindo's crushing and agglomeration plant (Note 15) and recorded impairment expenses of $78.6 million (2022 - $99.1 million).
f)Yamana Acquisition Business Combination
Management has concluded that Yamana constitutes a business and, therefore, the acquisition is accounted for in accordance with IFRS 3 - Business Combinations. Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value.
6. KEY SOURCES OF ESTIMATION UNCERTAINTY IN THE APPLICATION OF ACCOUNTING POLICIES

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are:
•Revenue recognition: Revenue from the sale of concentrate to independent smelters is recognized when control of the asset sold is transferred to the customer. The Company's concentrate sales contracts with third-party buyers, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on applicable commodity prices set on specified quotational periods, typically ranging from one month prior to shipment, and can extend to three months after the shipment arrives at the smelter and is based on average market metal prices. Sales revenue is commonly subject to adjustments based on an inspection of the product by the customer. In such cases, sales revenue is initially recognized on a provisional basis using the Company’s best estimate of contained metal, and adjusted subsequently. Revenues are recorded under these contracts at the time control passes to the buyer based on the expected settlement period. Revenue on provisionally priced sales is recognized based on estimates of the fair value of the consideration receivable based on forward market prices and estimated quantities. At each reporting date provisionally priced metal is marked to market based on the forward selling price for the quotational period stipulated in the contract. Variations between the price recorded at the date when control is transferred to the buyer and the actual final price set under the smelting contracts are caused by changes in metal prices resulting in the receivable being recorded at FVTPL. In a period of high price volatility, as experienced under current economic conditions, the effect of mark-to-market price adjustments related to the quantity of metal which remains to be settled with independent smelters could be significant. For changes in metal quantities upon receipt of new information and assay, the provisional sales quantities are adjusted.
•Estimated recoverable ounces: The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

PAN AMERICAN SILVER CORP.	90

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
•Mineral reserve estimates: The figures for mineral reserves and mineral resources are disclosed in accordance with National Instrument 43 - 101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators and in accordance with “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines – adopted November 29, 2019 ”, prepared by the Canadian Institute of Mining, Metallurgy and Petroleum Mineral Resource and Mineral Reserve Committee. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.
•Valuation of Inventory: In determining mine production costs recognized in the Consolidated Statement of Earnings, the Company makes estimates of quantities of ore stacked in stockpiles, placed on the heap leach pad and in process and the recoverable silver in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories. Refer to Note 12 for details.
•Depreciation and amortization rates for MPPE and mineral interests: Depreciation and amortization expenses are allocated based on assumed asset lives and depreciation and amortization rates. Should the asset life or depreciation rate differ from the initial estimate, an adjustment would be made in the Consolidated Statement of Earnings prospectively. A change in the mineral reserve estimate for assets depreciated using the UOP method would impact depreciation expense prospectively.
•Estimation of decommissioning and reclamation costs and the timing of expenditures: The cost estimates are updated annually during the life of a mine to reflect known developments, (e.g. revisions to cost estimates and to the estimated lives of operations), and are subject to review at regular intervals. Decommissioning, restoration and similar liabilities are estimated based on the Company’s interpretation of current regulatory requirements, constructive obligations and are measured at the best estimate of expenditures required to settle the present obligation of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine at the end of its productive life. The carrying amount is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities. Refer to Note 19 for details on decommissioning and restoration costs.
•Income taxes and recoverability of deferred tax assets: In assessing the probability of realizing income tax assets recognized, the Company makes estimates related to expectations of future taxable income, applicable tax rates and tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, the Company gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The Company considers relevant tax planning opportunities that are within the Company’s control, are feasible and within management’s ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period. Refer to Note 31 for further discussion on income taxes.

PAN AMERICAN SILVER CORP.	91

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
•Accounting for acquisitions: The fair value of assets acquired, liabilities assumed and the resulting goodwill, if any, required that management make certain judgement and estimates taking into account information available at the time of acquisition about future events, including, but not limited to, estimates of mineral reserves and resources acquired, exploration potential, future operating costs and capital expenditures, future metal prices, long-term foreign exchange rates, discount rates and tax rates.
•Provisions and contingencies: Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event the Company’s estimates of the future resolution of these matters change, the Company will recognize the effects of the changes in its Consolidated Financial Statements on the date such changes occur. Refer to Note 32 for further discussion on contingencies.
7. MANAGEMENT OF CAPITAL

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing the growth of its business and providing returns to its shareholders. The Company’s capital structure consists of shareholders’ equity (comprising issued capital plus share option reserve plus deficit, plus investment revaluation reserve) with a balance of $4.8 billion as at December 31, 2023 (2022 - $2.2 billion). The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets. The Company’s capital requirements are effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.
The Company is not subject to externally imposed capital requirements and the Company’s overall objective with respect to capital risk management remains unchanged from the year ended December 31, 2022.
8. YAMANA ACQUISITION

On March 31, 2023, the Company completed the acquisition of 100% of the issued and outstanding shares of Yamana for consideration of 153.8 million Pan American Common Shares, which were valued at approximately $2.8 billion based on the closing price of the shares on March 30, 2023 (the "Acquisition"). After this share issuance, Pan American shareholders owned approximately 58%, while former Yamana shareholders owned approximately 42%, of the shares of the combined company.
As a result of the Acquisition, the Company received $259.5 million in cash and cash equivalents from Yamana. The Company began consolidating the operating results, cash flows and net assets of Yamana from March 31, 2023 onwards.
The Company sought to increase production of silver and gold, expand its mineral reserves, mine life and growth opportunities through the acquisition of Yamana's diverse portfolio of mines and projects, including the following principal mines: Jacobina in Brazil; El Peñon and Minera Florida in Chile; and Cerro Moro in Argentina.
The Company reported its initial accounting for the Acquisition during the first quarter of 2023 and had a measurement period of up to one year from the acquisition date to adjust any provisional amounts recognized and to recognize new assets and liabilities as a result of new information obtained that existed at the acquisition date. As a result, the Company recorded adjustments, most significantly to the acquired deferred tax liabilities and mineral properties, plant and equipment through the process of finalizing the purchase price allocation. All measurements impacted by the adjustments have been reflected retrospectively to the acquisition date.
Since acquisition on March 31, 2023, the assets acquired from Yamana contributed $916.1 million of revenue and $6.5 million of net earnings. Had the transaction occurred January 1, 2023, Yamana would have contributed revenue of $1,198.3 million and pre-tax net income of $30.6 million for the year ended December 31, 2023.

PAN AMERICAN SILVER CORP.	92

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
Total consideration:

Nature of consideration	Shares (in millions)	Consideration
Pan American Shares (1)	153.8	$2,823.0
(1)The Pan American Share consideration value is based on an assumed value of $18.36 per share (based on the closing price of the common shares of Pan American on NASDAQ on March 30, 2023).
Allocation of the purchase price:

	Preliminary as reported on March 31, 2023	Adjustments	Final as reported on December 31, 2023
Assets acquired
Cash and cash equivalents	$259.5	$—	$259.5
Investments	59.5	—	59.5
Accounts receivable (1)	20.4	—	20.4
Income tax receivables	19.4	—	19.4
Value added tax receivables	54.0	—	54.0
Inventories	242.0	5.5	247.5
Mineral properties, plant and equipment	5,273.2	(218.8)	5,054.4
Other assets	59.4	—	59.4
Liabilities assumed
Accounts payable	(215.2)	(0.1)	(215.3)
Income tax payables	(34.8)	12.4	(22.4)
Provision for closure and decommissioning liabilities	(238.7)	(5.3)	(244.0)
Litigation provisions	(34.6)	—	(34.6)
Lease obligations	(65.9)	(15.5)	(81.4)
Debt (2)	(943.1)	15.5	(927.6)
Other long-term liabilities	(59.7)	—	(59.7)
Deferred taxes	(1,083.2)	202.0	(881.2)
Net assets acquired	3,312.2	(4.3)	3,307.9
Non-controlling interests (3)	(489.2)	4.3	(484.9)
Net assets attributable to Pan American	$2,823.0	$—	$2,823.0
(1)Trade receivables acquired had a fair value of $0.5 million, which was equal to their gross contractual value. Other receivables acquired had a fair value of $19.9 million. Trade and other receivables are expected to be collected during the next 12 months.
(2)Debt acquired includes: 1. two senior notes with a fair value of $675.2 million (Note 21); 2. a revolving credit facility with a fair value of $205 million; 3. the MARA loan with a fair value of $37.0 million; and 4. Short-term loan with a fair value of $10.4 million.
(3)Non-controlling interests were measured at the proportionate share in the identifiable net assets recognized.
The Company recorded the following acquisition related costs for the year ended December 31, 2023 and 2022.

	Year ended December 31, 2023
	2023	2022
Transaction related costs	$20.7	$157.4
Integration related costs	4.6	—
	$25.3	$157.4
9. DISPOSITIONS

MARA Sale
On July 31, 2023, the Company announced that it had entered into a definitive agreement to sell its 56.25% interest in the MARA project, located in the Catamarca province of Argentina, acquired as part of the Acquisition, to Glencore International AG ("Glencore"). On September 20, 2023, the Company completed the sale. The

PAN AMERICAN SILVER CORP.	93

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
Company received cash proceeds of $475 million and a life-of-mine copper net smelter return royalty of 0.75% on a 100% interest in the property with the right for Pan American to freely transfer the royalty.
The Company recorded the NSR at an estimated fair value of $90.0 million. The fair value of the NSR was estimated by the Company using a discounted future cash flow model, for which the key assumptions included production metrics and duration based on the preliminary feasibility study on the MARA Project, prevailing consensus metal prices as at September 2023, and an 8% discount rate.
Morococha Sale
On June 19, 2023, the Company entered into a binding agreement to sell its 92.3% interest in Compañia Minera Argentum S.A. (“CMA”), Pan American's Peruvian subsidiary that owned the Morococha mine located in Peru. The sale was completed on September 22, 2023 for cash proceeds of $28.6 million, inclusive of a $5.0 million deposit paid in Q2 2023 and final working capital adjustments. The Company had recorded an impairment charge of $42.4 million (Note 15) upon Morococha's classification as an asset held for sale in June 2023.
Agua de la Falda Sale
On July 31, 2023, the Company entered into a definitive agreement to sell its 57.74% interest in the Agua de la Falda ("ADLF") project, located in the Atacama region of northern Chile, acquired as part of the Acquisition, and completed the sale on November 6, 2023 for cash proceeds of $45.55 million and granted to Pan American’s subsidiary a net smelter return royalty of 1.25% on all precious metals and a net smelter return royalty of 0.2% on all base metals production from certain mineral concessions of ADLF, applied on a pro rata basis in accordance with the ownership interest acquired in such concessions.
The Company recorded the NSR at an estimated fair value of $11.1 million. The fair value of the NSR was estimated using a discounted future cash flow model for which the key assumptions included: production metrics and duration based on preliminary feasibility studies on the project, prevailing consensus metal prices as at November 2023, and a 6% discount rate.
On closing, MARA's, Morococha's and ADLF's net assets attributable to the Company were classified as follows:

	MARA	Morococha	ADLF	Total
Cash proceeds (1)	$475.0	$28.6	$45.5	$549.1
Net smelter return royalty	90.0	—	11.1	101.1
Net proceeds	565.0	28.6	56.6	650.2

Cash and cash equivalents	188.4	5.6	0.1	194.1
Other current assets	9.1	4.8	0.1	14.0
Mineral properties, plant and equipment	1,400.5	35.8	142.2	1,578.5
Other non-current assets	3.1	0.8	—	3.9
Current liabilities	(27.0)	(11.6)	(0.4)	(39.0)
Provisions	(133.2)	(11.2)	(3.7)	(148.1)
Deferred tax liabilities	(380.4)	(0.1)	(38.8)	(419.3)
Long-term debt	(31.5)	—	—	(31.5)
Other long-term liabilities	(19.3)	(0.1)	—	(19.4)
Net carrying amount	1,009.7	24.0	99.5	1,133.2
Non-controlling interest	(444.7)	(2.1)	(42.9)	(489.7)
Net assets attributable to Pan American	565.0	21.9	56.6	643.5
Less: net proceeds	565.0	28.6	56.6	650.2
Gain on sale	$—	$6.7	$—	$6.7
(1) The Morococha sale cash consideration includes $3.6 million related to final working capital adjustments.

PAN AMERICAN SILVER CORP.	94

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
10. FINANCIAL INSTRUMENTS

a)Financial assets and liabilities by categories:

December 31, 2023	Amortized cost	FVTPL	FVTOCI	Total
Financial Assets:
Cash and cash equivalents	$399.6	$—	$—	$399.6
Trade receivables from provisional concentrates sales (1)	—	17.5	—	17.5
Receivable not arising from sale of metal concentrates (1)	110.1	—	—	110.1
Investments	—	38.1	3.2	41.3
Derivative assets (2)	—	6.9	—	6.9
	$509.7	$62.5	$3.2	$575.4
Financial Liabilities:
Derivative liabilities (2)	$—	$0.1	$—	$0.1
Debt	$703.7	$—	$—	$703.7
(1)Included in Trade and other receivables.
(2)Included in Other assets and Other liabilities.

December 31, 2022	Amortized cost	FVTPL	FVTOCI	Total
Financial Assets:
Cash and cash equivalents	$107.0	$—	$—	$107.0
Trade receivables from provisional concentrates sales (1)	—	28.7	—	28.7
Receivable not arising from sale of metal concentrates (1)	99.0	—	—	99.0
Investments	—	35.3	—	35.3
Long-term investment (Note 16)	—	—	121.2	121.2
Derivative assets (2)	—	2.9	—	2.9
	$206.0	$66.9	$121.2	$394.1
Financial Liabilities:
Derivative liabilities (2)	$—	$1.8	$—	$1.8
Debt	$193.7	$—	$—	$193.7
(1)Included in Trade and other receivables.
(2)Included in Other assets and Other liabilities.
b)Investments recorded at FVTPL
A portion of the Company’s investments are recorded at FVTPL. The losses from investments recorded at FVTPL for the year ended December 31, 2023 and 2022 were as follows:

	2023	2022
Unrealized losses on investments	$(6.5)	$(16.6)
Realized gains on investments	1.0	0.4
	$(5.5)	$(16.2)
c)Investments recorded at FVTOCI
A portion of the Company's investments (sold in January 2023 - Note 16), are designated and recorded at FVVTOCI. The losses from the Company's investments recorded at FVTOCI for the year ended December 31, 2023 and 2022 were as follows:

	2023	2022
Unrealized losses on investments	$(5.4)	$(3.5)
Realized losses on investments (1)	(18.8)	—
	$(24.2)	$(3.5)
(1)Excludes income tax expense of $0.5 million, recorded through OCI, related to investments for the year ended December 31, 2023, with no amounts recorded in the comparative period.

PAN AMERICAN SILVER CORP.	95

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
d)Derivative instruments
The Company's derivatives are comprised of foreign currency and commodity contracts. The gains on derivatives for the year ended December 31, 2023 and 2022 were comprised of the following:

	2023	2022
Realized gains on derivatives	$13.8	$9.9
Unrealized losses on derivatives	(5.5)	(2.6)
	$8.3	$7.3
e)Fair value information
i)Fair Value Measurement
The categories of the fair value hierarchy that reflect the inputs to valuation techniques used to measure fair value are as follows:
Level 1: Quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3: Inputs for the asset or liability based on unobservable market data
The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Consolidated Statements of Financial Position at fair value on a recurring basis were categorized as follows:

	At December 31, 2023		At December 31, 2022
	Level 1	Level 2	Level 1	Level 2
Assets and Liabilities:
Investments (Note 11)	$41.3	$—	$35.3	$—
Long-term investment (Note 16)	—	—	121.2	—
Trade receivables from provisional concentrate sales	—	17.5	—	28.7
Derivative assets (1)	—	6.9	—	2.9
Derivative liabilities (1)	—	(0.1)	—	(1.8)
	$41.3	$24.3	$156.5	$29.8
(1)Included in Other assets and Other liabilities.
The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remains unchanged from that at December 31, 2022.
ii)Valuation Techniques
Investments and long-term investments
The Company’s investments and long-term investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy and are primarily equity securities. The fair value of the equity securities is calculated using the quoted market price multiplied by the quantity of shares held by the Company.
Derivative assets and liabilities
The Company’s derivative assets and liabilities were comprised of foreign currency and commodity contracts which are classified within Level 2 of the fair value hierarchy and valued using observable market prices.

PAN AMERICAN SILVER CORP.	96

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
Receivables from provisional concentrate sales
A portion of the Company’s trade receivables arose from provisional concentrate sales and are classified within Level 2 of the fair value hierarchy and valued using quoted market prices based on the forward London Metal Exchange for copper, zinc and lead and the London Bullion Market Association P.M. fix for gold and silver.
f)Financial Instruments and related risks
The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principle financial risks to which the Company is exposed are:
i)Credit risk
ii)Liquidity risk
iii)Market risk
1. Currency risk
2. Interest rate risk
3. Price risk
The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.
i)Credit Risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables. The carrying value of trade receivables represents the maximum credit exposure.
The Company has concentrate contracts to sell the zinc, lead, copper and silver concentrates produced by the Minera Florida, Huaron, San Vicente and La Colorada mines. Concentrate contracts are a common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of concentrates. Should any of these counterparties not honour purchase arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At December 31, 2023, the Company had receivable balances associated with buyers of its concentrates of $17.5 million (2022 - $28.7 million). The vast majority of the Company’s concentrate is sold to a limited number of concentrate buyers.
Doré production from Jacobina, El Peñon, Minera Florida, Cerro Moro, La Colorada, Dolores, Manantial Espejo, Shahuindo, La Arena, and Timmins is refined under long-term agreements with fixed refining terms at eleven separate refineries worldwide. The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances. At December 31, 2023, the Company had approximately $10.8 million (2022 - $37.0 million) of value contained in precious metal inventory at refineries. The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, in-transit to refineries and while at the refineries. Risk is transferred to the refineries at various stages from mine site to refinery.
The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s metal sales. None of these facilities are subject to margin arrangements. The Company’s trading activities can expose the Company to the credit risk of its counterparties to the extent that the trading positions have a positive mark-to-market value.

PAN AMERICAN SILVER CORP.	97

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
Refined silver and gold are sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if the Company is not paid for metal at the time it is delivered, as required by spot sale contracts, which is uncommon as payments are predominantly concurrent with the sale.
Supplier advances for products and services yet to be provided are a common practice in some jurisdictions in which we operate. These advances represent a credit risk to us to the extent that suppliers do not deliver products or perform services as expected. As at December 31, 2023, we had made $10.4 million of supplier advances (2022 - $8.9 million), which are reflected in “Trade and other receivables” on the Consolidated Statements of Financial Position.
Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, supplier advances, trading counterparties and customers. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.
Cash and cash equivalents, trade accounts receivable and other receivables that represent the maximum credit risk to the Company consist of the following:

	December 31, 2023	December 31, 2022
Cash and cash equivalents	$399.6	$107.0
Trade accounts receivable (1)	17.5	28.7
Supplier advances (1)	10.4	8.9
Employee loans (1)	—	0.3
(1)Included in Trade and other receivables.
The Company invests its cash and cash equivalents, which also has credit risk, with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations.
ii)Liquidity Risk
Liquidity risk is the risk that an entity will not be able to meet its financial obligations as they come due. The Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis, its expansionary plans and its dividend distributions. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.
As at December 31, 2023, after consideration for the financial assets acquired and liabilities assumed in the Acquisition, the Company continues to maintain its ability to meet its financial obligations as they come due.
There was no material change to the Company's exposure to liquidity risk for the year ended December 31, 2023 and 2022.

PAN AMERICAN SILVER CORP.	98

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following tables summarize the remaining contractual maturities of the Company's financial liabilities and operating and capital commitments on an undiscounted basis:

Payments due by period December 31, 2023
	Within 1 year	2 - 3 years	4- 5 years	After 5 years	Total
Accounts payable and accrued liabilities other than:	$491.0	$—	$—	$—	$491.0
Severance liabilities	2.1	17.2	9.0	32.2	60.5
Payroll liabilities	4.9	—	—	—	4.9
Total accounts payable and accrued liabilities	498.0	17.2	9.0	32.2	556.4
Income tax payables	32.1	—	—	—	32.1
Debt
Repayment of principal	6.7	11.9	275.3	409.8	703.7
Interest and standby fees	29.1	57.6	43.4	34.5	164.6
Provisions (1)(2)	4.0	14.0	1.2	7.7	26.9
Future payroll liabilities	2.5	17.0	—	1.8	21.3
Total contractual obligations (2)	$572.4	$117.7	$328.9	$486.0	$1,505.0
(1)Total litigation provision (Note 19).
(2)Amounts above do not include payments related to closure and decommissioning (current $37.6 million, long-term $409.5 million) discussed in Note 19, and lease obligations discussed in Note 20.

Payments due by period December 31, 2022
	Within 1 year	2 - 3 years	4- 5 years	After 5 years	Total
Accounts payable and accrued liabilities other than:	$291.4	$—	$—	$—	$291.4
Severance liabilities	13.9	1.0	0.6	4.5	20.0
Payroll liabilities	2.8	—	—	—	2.8
Total accounts payable and accrued liabilities	308.1	1.0	0.6	4.5	314.2
Income tax payables	25.8	—	—	—	25.8
Other liabilities	1.8	—	—	—	1.8
Debt
Repayment of principal	13.7	173.4	6.6	—	193.7
Interest and standby fees	11.2	17.7	0.1	—	29.0
Provisions (1)(2)	3.4	2.4	—	1.1	6.9
Future payroll liabilities	2.5	8.7	—	—	11.2
Total contractual obligations (2)	$366.5	$203.2	$7.3	$5.6	$582.6
(1)Total litigation provision (Note 19).
(2)Amounts above do not include payments related to closure and decommissioning (current $14.4 million, long-term $281.8 million) discussed in Note 19, and lease obligations discussed in Note 20.
iii)Market Risk
1.Currency Risk
The Company reports its Financial Statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.
The Company’s net earnings are affected by the revaluation of its monetary assets and monetary liabilities at each Consolidated Statements of Financial Position date. The Company has reviewed its monetary assets and monetary liabilities and is exposed to foreign exchange risk through financial assets and liabilities and deferred tax assets and liabilities denominated in currencies other than USD,

PAN AMERICAN SILVER CORP.	99

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
as shown in the table below. The Company estimates that a 10% change in the exchange rate of the foreign currencies in which its December 31, 2023 non-USD net monetary liabilities were denominated would result in an income before taxes change of about $69.0 million (2022 - $10.7 million).
The Company is exposed to currency risk through the following financial assets and liabilities, and deferred tax assets and liabilities denominated in foreign currencies:

At December 31, 2023	Cash and investments	Other current and non-current assets	Income taxes receivable (payable), current and non- current	Accounts payable and accrued liabilities and non- current liabilities	Deferred tax assets and liabilities
Canadian dollar	$47.6	$4.6	$8.0	$(56.1)	$12.0
Mexican peso	3.2	14.3	11.4	(54.0)	33.9
Argentine peso	0.4	21.5	—	(79.0)	(12.1)
Bolivian boliviano	9.2	8.0	(7.0)	(7.6)	(3.8)
European euro	0.1	—	(2.2)	(0.1)	—
Peruvian sol	6.1	22.0	5.1	(87.2)	(68.1)
Guatemala quetzal	0.2	0.1	(0.1)	(9.6)	—
Chilean peso	1.2	7.2	18.5	(75.9)	(89.8)
Brazilian real	0.4	5.6	(5.4)	(39.3)	(333.3)
	$68.4	$83.3	$28.3	$(408.8)	$(461.2)

At December 31, 2022	Cash and investments	Other current and non-current assets	Income taxes receivable (payable), current and non- current	Accounts payable and accrued liabilities and non- current liabilities	Deferred tax assets and liabilities
Canadian dollar	$41.0	$2.7	$—	$(42.2)	$24.0
Mexican peso	3.1	32.6	12.7	(43.0)	(16.3)
Argentine peso	9.3	9.3	0.9	(33.5)	—
Bolivian boliviano	4.8	6.6	(5.2)	(8.7)	(4.5)
European euro	—	—	—	—	—
Peruvian sol	3.2	20.2	(0.5)	(28.9)	(87.7)
Guatemala quetzal	0.1	0.1	(0.1)	(7.3)	—
	$61.5	$71.5	$7.8	$(163.6)	$(84.5)
At December 31, 2023, the Company had outstanding positions on its foreign currency exposure of Mexican peso ("MXN"), Peruvian sol ("PEN"), Canadian dollar ("CAD"), Chilean peso ("CLP") and Brazilian real ("BRL") purchases. The Company recorded the following derivative gains and losses on currencies for the year ended December 31, 2023 and 2022:

	2023	2022
Mexican peso gains	$2.5	$1.5
Peruvian sol gains	2.9	3.5
Canadian dollar gains (losses)	4.1	(3.0)
Chilean peso losses	(3.0)	—
Brazilian real gains	1.2	—
	$7.7	$2.0
2.Interest Rate Risk
Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The average interest rate earned by the Company during the year ended December 31, 2023 on its cash and investments was 3.2% (2022 - 1.4%). A 10%

PAN AMERICAN SILVER CORP.	100

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
increase or decrease in the interest earned from financial institutions on cash and investments would result in a $1.6 million change in the Company’s earnings before income taxes (2022 – $0.3 million).
As at December 31, 2023 the Company has $nil drawn under its $750.0 million Sustainability-Linked Credit Facility (“SL-Credit Facility”), with a maturity date of November 24, 2028 (Note 21). The SL-Credit Facility incurred a weighted average interest rate of 5.7% during the year ended December 31, 2023 and 2022 on amounts drawn.
As part of the Acquisition, the Company acquired two senior notes (see Note 21) : senior notes with a fixed 4.625% coupon and maturing in December 2027; and senior notes with a fixed 2.63% coupon and maturing in August 2031 (collectively "Senior Notes"). As the Senior Notes bear interest at fixed rates, they are not subject to significant interest rate risk.
At December 31, 2023, the Company had $97.9 million in lease obligations (2022 - $33.1 million), that are subject to an annualized interest rate of 8.9% (2022 - 9.7%).
3.Price Risk
Metal price risk is the risk that changes in metal prices will affect the Company’s revenue or the value of its related financial instruments. The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in precious metal prices, the Company’s policy is to not hedge the price of precious metals.
A 10% increase in all metal prices as at December 31, 2023, would result in an increase of approximately $233.6 million (2022 – $149.9 million) in the Company’s annual revenues. A 10% decrease in all metal prices as at the same period would result in a decrease of approximately $235.7 million (2022 - $151.6 million) in the Company’s annual revenues. The Company also enters into provisional concentrate contracts to sell the zinc, lead and copper concentrates. We have provisionally priced sales for which price finalization, referenced to the relevant zinc, lead, copper and silver index, is outstanding at the Consolidated Statements of Financial Position date. A 10% increase (decrease) in metals prices on open positions of zinc, lead, copper and silver for provisional concentrate contracts for the year ended December 31, 2023 would result in $3.3 million increase (decrease) (2022 - $4.9 million) in the Company’s before tax earnings.
The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts. The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions.
At December 31, 2023, the Company had outstanding derivative positions on its exposure to zinc and diesel. The Company recorded the following derivative gains and losses on commodities for the year ended December 31, 2023 and 2022:

	2023	2022
Zinc gains	$—	$1.7
Diesel gains	—	4.5
Other	0.6	(0.9)
	$0.6	$5.3

PAN AMERICAN SILVER CORP.	101

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
11. INVESTMENTS

	December 31, 2023			December 31, 2022
	Fair Value	Cost	Accumulated unrealized holding gains	Fair Value	Cost	Accumulated unrealized holding gains
Investments	$41.3	$37.3	$4.0	$35.3	$20.8	$14.5
12. INVENTORIES

Inventories consist of:

	December 31, 2023	December 31, 2022
Concentrate inventory	$21.3	$31.3
Stockpile ore	67.2	31.3
Heap leach inventory and in process	338.6	258.8
Doré and finished inventory	121.1	86.8
Materials and supplies	191.2	89.7
Total inventories	739.4	497.9
Less: current portion of inventories	(711.6)	(471.6)
Non-current portion inventories(1)	$27.8	$26.3
(1)Includes $20.5 million (2022 - $19.0 million) in supplies at the Escobal mine, which have been classified as non-current pending the restart of operations.
Total inventories held at net realizable value amounted to $170.0 million at December 31, 2023 (2022 – $135.8 million). The Company recorded recoveries of $31.8 million for the year ended December 31, 2023 (2022 – write-downs of $97.7 million) which were related primarily to heap leach inventories and were included in cost of sales (Note 24).
A portion of the stockpile ore amounting to $0.7 million (2022 - $0.9 million) and a portion of the heap leach inventory amounting to $70.1 million (2022 - $53.9 million) is expected to be recovered or settled after more than twelve months.
13. OTHER ASSETS

Other assets consist of:

	December 31, 2023	December 31, 2022
Insurance prepaids	$7.4	$5.3
Other prepaids	22.3	5.7
Derivative assets	6.9	2.9
	$36.6	$13.9

PAN AMERICAN SILVER CORP.	102

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
14. MINERAL PROPERTIES, PLANT AND EQUIPMENT

Mineral properties, plant and equipment consist of:

	Mining Properties
	Depletable	Non-depletable
	Reserves and Resources	Reserves and Resources	Exploration and Evaluation	Plant and Equipment	Total
Carrying value
As at January 1, 2023
Net of accumulated depreciation	$962.7	$442.2	$428.5	$393.0	$2,226.4
Additions	315.5	21.0	25.2	71.5	433.2
Yamana acquisition (Note 8)	1,474.1	2,667.8	205.4	707.1	5,054.4
Net smelter return royalties acquired (Note 9)	—	—	101.1	—	101.1
Disposals	(1.4)	—	(0.1)	(6.5)	(8.0)
Disposition of subsidiaries (Note 9)	—	(1,436.4)	(142.1)	—	(1,578.5)
Depreciation and amortization (1)	(297.2)	(1.8)	—	(187.0)	(486.0)
Depreciation charge captured in inventory	(0.2)	—	—	—	(0.2)
Impairment charge (Note 15)	10.3	(42.4)	—	(46.5)	(78.6)
Transfers	(62.6)	(18.3)	14.2	66.7	—
Closure and decommissioning – changes in estimate (Note 19)	11.3	—	—	—	11.3
As at December 31, 2023	$2,412.5	$1,632.1	$632.2	$998.3	$5,675.1
Cost as at December 31, 2023	$4,348.5	$2,531.4	$687.1	$2,052.6	$9,619.6
Accumulated depreciation and impairments	(1,936.0)	(899.3)	(54.9)	(1,054.3)	(3,944.5)
Carrying value – December 31, 2023	$2,412.5	$1,632.1	$632.2	$998.3	$5,675.1
(1)Includes $1.8 million of depreciation and amortization included in mine care and maintenance for the year ended December 31, 2023.

	Mining Properties
	Depletable	Non-depletable
	Reserves and Resources	Reserves and Resources	Exploration and Evaluation	Plant and Equipment	Total
Carrying value
As at January 1, 2022
Net of accumulated depreciation	$1,115.9	$327.4	$426.5	$474.7	$2,344.5
Additions	237.3	42.8	—	20.5	300.6
Disposals	(11.3)	—	—	(5.8)	(17.1)
Depreciation and amortization (1)	(201.3)	(6.4)	—	(113.3)	(321.0)
Depreciation charge captured in inventory	(19.5)	—	—	—	(19.5)
Impairment charge (Note 15)	(73.7)	(0.5)	—	(24.9)	(99.1)
Transfers	(122.7)	78.9	2.0	41.8	—
Closure and decommissioning – changes in estimate (Note 19)	38.0	—	—	—	38.0
As at December 31, 2022	$962.7	$442.2	$428.5	$393.0	$2,226.4
Cost as at December 31, 2022	$3,123.6	$617.4	$841.3	$1,281.4	$5,863.7
Accumulated depreciation and impairments	(2,160.9)	(175.2)	(412.8)	(888.4)	(3,637.3)
Carrying value – December 31, 2022	$962.7	$442.2	$428.5	$393.0	$2,226.4
(1)Includes $5.1 million of depreciation and amortization included in mine care and maintenance for the year ended December 31, 2022.

PAN AMERICAN SILVER CORP.	103

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)

		December 31, 2023			December 31, 2022
		Cost	Accumulated Depreciation and Impairment	Carrying Value	Cost	Accumulated Depreciation and Impairment	Carrying Value
Producing:
Brazil	Jacobina(2)	$1,539.1	$(85.5)	$1,453.6	$—	$—	$—
Chile	El Peñon(2)	477.7	(56.7)	421.0	—	—	—
	Minera Florida(2)	167.6	(15.9)	151.7	—	—	—
Peru	Huaron	261.6	(146.1)	115.5	231.3	(143.2)	88.1
	Shahuindo	690.6	(265.7)	424.9	636.5	(179.4)	457.1
	La Arena	307.9	(178.8)	129.1	286.2	(143.0)	143.2
Mexico	La Colorada	443.4	(224.8)	218.6	403.7	(205.1)	198.6
	Dolores	1,777.5	(1,680.7)	96.8	1,783.7	(1,586.4)	197.3
Argentina	Cerro Moro(2)	142.5	(22.9)	119.6	—	—	—
Bolivia	San Vicente	160.7	(127.8)	32.9	156.3	(119.3)	37.0
Canada	Timmins	400.7	(165.8)	234.9	359.4	(133.1)	226.3
	Other	31.9	(19.6)	12.3	29.6	(21.4)	8.2
		$6,401.2	$(2,990.3)	$3,410.9	$3,886.7	$(2,530.9)	$1,355.8
Non-Producing/Depletable:
	Land	$14.4	$(1.0)	$13.4	$6.9	$(1.0)	$5.9
Brazil	Jacobina(2)	982.6	—	982.6	—	—	—
Chile	El Peñon(2)	227.7	—	227.7	—	—	—
	Minera Florida(2)	28.9	—	28.9	—	—	—
	Jeronimo (2) (3)	—	—	—	—	—	—
	Le Pepa(2)	49.7	—	49.7	—	—	—
Peru	La Arena	117.0	—	117.0	117.0	—	117.0
	Morococha	—	—	—	238.8	(158.1)	80.7
Mexico	Minefinders	77.2	(37.5)	39.7	77.2	(37.5)	39.7
	La Colorada	119.1		119.1	94.7	—	94.7
Argentina	Manantial Espejo(1)	518.4	(518.4)	—	518.4	(518.4)	—
	Navidad	566.6	(376.2)	190.4	566.6	(376.1)	190.5
Guatemala	Escobal	257.2	(3.8)	253.4	260.4	(3.1)	257.3
Canada	Timmins	62.9	—	62.9	63.0	—	63.0
	Other(3)	196.8	(17.4)	179.4	34.0	(12.2)	21.8
		$3,218.5	$(954.3)	$2,264.2	$1,977.0	$(1,106.4)	$870.6
Total		$9,619.7	$(3,944.6)	$5,675.1	$5,863.7	$(3,637.3)	$2,226.4
(1)Manantial Espejo was placed on care and maintenance in January 2023.
(2)Acquisition properties (Note 8).
(3)Includes a $90 million NSR received upon the disposition of MARA (Note 9).
15. IMPAIRMENT

The Company's impairment expense in respect of the following CGUs for the year ended December 31, 2023 were as follows:

	2023	2022
Shahuindo	$36.2	$—
Morococha	42.4	—
Dolores	—	99.1
	$78.6	$99.1
The Company reviews each of its CGUs, represented by its principal producing mining properties and significant development projects, for indicators of impairment or impairment reversal each period end. The CGU carrying

PAN AMERICAN SILVER CORP.	104

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
amount for purposes of this assessment includes the carrying value of the mineral properties plant and equipment and goodwill less deferred tax liabilities and closure and decommissioning liabilities related to each CGU.
2023 Indicators of Impairment
a.Shahuindo
In the fourth quarter of 2023 the Company determined that the non-operating crushing and agglomeration plant located at the Shahuindo operation (the "C&A Plant") would not be used during the planned Shahuindo life of operations, and plans were established to commence dismantling the C&A Plant in 2024. This decision was partially informed by the beneficial tax treatment of dismantling the C&A Plant. Based on this decision a $36.2 million impairment charge was recorded to fully impair the value of the C&A Plant.
b.Morococha
In June 2023 the Company entered into a binding agreement to sell its interest in CMA, Pan American’s Peruvian subsidiary that owned the Morococha mine in Peru. In the second quarter of 2023 a pre-tax impairment charge of $42.4 million was recorded on the CMA net assets to bring the carrying value to the $25.0 million consideration amount (Note 9).
2022 Indicators of Impairment
a.Dolores
On June 30, 2022 the Company identified an impairment indicator in the Dolores Mine CGU due to the year-to-date 2022 silver and gold production being less than that expected by management, driven by an ore reconciliation shortfall experienced in a recent higher grade phase of the Dolores open pit mined in 2022, which was expected to affect production for the remainder of the year combined with the impact of inflationary pressures on this asset which has a shorter remaining mine life. Accordingly, management completed a recoverable value assessment of the Dolores Mine CGU, with, the Company recognizing an impairment expense of $99.1 million, against the carrying value of the Dolores Mine CGU at June 30, 2022, and recorded an NRV adjustment of $55.4 million (Note 12) (Collectively, the "Dolores Impairment").
The recoverable amount was determined applying a fair value less cost to sell methodology based on future after-tax cash flows expected to be derived from Dolores Mine discounted with a 6% weighted average cost of capital, a Level 3 fair value measurement. The projected cash flows used in impairment testing are significantly affected by changes in assumptions for metal prices, changes in the amount of recoverable reserves, production costs estimates and capital expenditures estimates. For the year ended December 31, 2022, the Company's impairment testing incorporated the following key assumptions:
i.Pricing Assumptions
Metal pricing included in the cash flow projections is based on consensus analyst pricing. The metal price assumptions used in the impairment assessment were the following:

	At June 30, 2022
	2022-2025 Average	2026 and long-term
Gold (per ounce)	$1,802	$1,651
Silver (per ounce)	23.56	21.77
ii.Additional Dolores-specific assumptions affecting the recoverable amount assessment
In 2022, the recoverable amount of the Dolores Mine CGU was negatively impacted by the following:
1.the updated mineral resource and remaining life of mine plan that indicated a reduction in the assumed grades for a phase to be mined in 2022, following 2022 year-to-date silver

PAN AMERICAN SILVER CORP.	105

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
and gold production being less than expected due to lower than expected grades encountered in this section of the open pit;
2.inflationary pressures, which particularly affected this shorter-life asset where most of the mining would be completed in the next two years;
3.the suspension of underground mining operations in the first half of 2022 due to inflationary cost pressures, and the subsequent reclassification of underground mineral reserves to mineral resources; and a reduction in the expected duration of leaching to the year 2030.
16. LONG-TERM INVESTMENT

The following table shows a continuity of the Company's long-term investment, classified as financial assets measured at FVTOCI and equity investees:

	FVTOCI	Investment in Associate
Investment in Maverix	Maverix	Maverix	Total
At December 31, 2021	$—	$77.4	$77.4
Equity pick-up from equity investees	—	0.4	0.4
Dividends received	—	(0.3)	(0.3)
Loss of significant influence	124.7	(77.5)	47.2
Investment revaluation reserve fair value adjustment	(3.5)	—	(3.5)
At December 31, 2022	$121.2	$—	$121.2
Investment revaluation reserve fair value adjustment	3.5	—	3.5
Maverix shares returned	(124.7)	—	(124.7)
Triple Flag shares received	53.0	—	53.0
Disposal of Triple Flag shares	(53.0)	—	(53.0)
At December 31, 2023	$—	$—	$—
Investment in Maverix:
On January 19, 2023, Triple Flag Precious Metals Corp. ("Triple Flag") and Maverix completed a plan of arrangement in which Triple Flag issued a total of 45.1 million common shares and $86.7 million in cash to former Maverix shareholders (the "Maverix Sale"). As a result, the Company received $58.8 million in cash and 4.0 million Triple Flag shares in exchange for its interest in Maverix. On January 26, 2023, the Company sold its entire interest in Triple Flag for net proceeds of $46.5 million, including $1.3 million in commission fees.
On March 31, 2022, the Company determined that it no longer held significant influence over Maverix due to declining to exercise its right to nominate a representative to serve as a director on Maverix’s Board of Directors and accordingly the Company no longer had the power to participate in the financial and operating policy decisions of Maverix. As a result, the Company recorded a $44.6 million gain concurrent with the redesignation of its investment in Maverix from Investment in Associate, accounted using the Equity Method whereby the Company's recorded into income its ownership proportion of Maverix estimated earnings, into a long-term financial asset recorded at FVTOCI.
The Company's share of Maverix income or loss was recorded based on its 17% interest up until March 31, 2022, representing the Company’s fully diluted ownership.

PAN AMERICAN SILVER CORP.	106

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
17. OTHER LONG-TERM ASSETS

Other assets consist of:

	December 31, 2023	December 31, 2022
Escrow funds	$9.9	$—
Long-term prepaids	9.0	—
Other	6.2	5.8
	$25.1	$5.8
18. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

	December 31, 2023	December 31, 2022
Trade accounts payable(1)	$198.2	$88.8
Royalty payables	30.1	20.9
Other accounts payable and accrued liabilities	144.2	111.2
Payroll and severance liabilities	85.0	66.6
Value added tax liabilities	9.6	8.5
Other tax payables	30.9	12.0
	$498.0	$308.0
(1)No interest is charged on the trade accounts payable ranging from 30 to 60 days from the invoice date. The Company has policies in place to ensure that all payables are paid within the credit terms.
19. PROVISIONS

	2023	2022
Reclamation obligations, opening balance	$296.2	$242.9
Reclamation obligations from the Acquisition (Note 8)	244.0	—
Dispositions (Note 9)	(129.9)	—
Revisions in estimates and obligations	29.9	42.7
Expenditures	(27.3)	(4.2)
Accretion expense (Note 26)	34.2	14.8
Reclamation obligations, closing balance	$447.1	$296.2
Litigation	10.5	7.0
Litigation from the Acquisition (1)	34.6	$—
Dispositions (Note 9)	(18.2)	$—
Total provisions	$474.0	$303.2
(1) These provisions are from the Acquisition (Note 8) for various claims, largely in Brazil and Argentina for labour matters.

Maturity analysis of total provisions:	December 31, 2023	December 31, 2022
Current	$41.6	$17.9
Non-current	432.4	285.3
	$474.0	$303.2

PAN AMERICAN SILVER CORP.	107

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
Closure and Decommissioning Cost Provision
The inflated and discounted provisions on the Consolidated Statement of Financial Position as at December 31, 2023, using inflation rates of between 1% and 5% (2022 – between 2% and 6%) and discount rates of between 3% and 11% (2022 - between 3% and 11%), was $447.1 million (2022 - $296.2 million). Revisions made to the reclamation obligations in 2023 were primarily a result of increased site disturbance at the mines as well as revisions to the estimate based on periodic reviews of closure plans, actual expenditures incurred and concurrent closure activities completed. These obligations will be funded from operating cash flows, reclamation deposits and cash on hand.
The accretion expense charged to 2023 earnings as finance expense was $34.2 million (2022 - $14.8 million). Reclamation expenditures paid during the current year were $27.3 million (2022 - $4.2 million).
Litigation Provision
The litigation provision, as at December 31, 2023 and 2022, consists primarily of amounts accrued for labour claims at several of the Company’s mine operations. The balance of $26.9 million at December 31, 2023 (2022 - $7.0 million) represents the Company’s best estimate for all known and anticipated future obligations related to the above claims. The amount and timing of any expected payments are uncertain as their determination is outside the control of the Company.
20. LEASES

a.Right-of-Use ("ROU") assets
The following table summarizes changes in ROU assets for the year ended December 31, 2023, which have been recorded in mineral properties, plant and equipment on the Consolidated Statements of Financial Position:

	December 31, 2023	December 31, 2022
Opening net book value	$30.3	$29.5
Additions	36.8	19.0
ROU assets from the Acquisition (Note 8)	77.0	—
Depreciation	(39.2)	(15.0)
Dispositions (Note 9)	(9.0)	—
Other	4.7	(3.2)
Closing net book value	$100.6	$30.3
b.Lease obligations
The following table presents a reconciliation of the Company's undiscounted cash flows at December 31, 2023 and December 31, 2022 to their present value for the Company's lease obligations:

	December 31, 2023	December 31, 2022
Within one year	$50.7	$14.1
Between one and five years	53.1	17.6
Beyond five years	12.0	14.4
Total undiscounted lease obligations	115.8	46.1
Less future interest charges	(17.9)	(13.0)
Total discounted lease obligations	97.9	33.1
Less: current portion of lease obligations	(45.7)	(13.6)
Non-current portion of lease obligations	$52.2	$19.5

PAN AMERICAN SILVER CORP.	108

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
21. DEBT

	December 31, 2022	Proceeds	Repayments	Interest	Other (2)	Acquisition (Note 8) (1)	Disposition (Note 9)	December 31, 2023
Senior note maturing December 2027	$—	$—	$—	$1.5	$—	$272.3	$—	$273.8
Senior note maturing August 2031	—	—	—	6.9	—	402.9	—	409.8
SL-Credit Facility	160.0	315.0	(475.0)	—	—	—	—	—
Other loans (1)	33.7	—	(228.5)	1.0	(7.0)	252.4	(31.5)	20.1
Less: current portion	$(13.7)							$(6.7)
Non-current	$180.0	$315.0	$(703.5)	$9.4	$(7.0)	$927.6	$(31.5)	$697.0
(1)In connection with the Acquisition, the Company acquired a loan in MARA ($37 million), a short term loan in Jacobina ($10.3 million) and revolving credit facility in Yamana Corp ($205.0 million). The MARA and Jacobina loans bore effective interest rates of 5.5%, and the revolving credit facility was immediately repaid at the date of Acquisition (Note 8). The Jacobina loan was repaid and the MARA loan was disposed of during the year ended December 31, 2023.
(2)Includes a $7.0 million reclassification of debt at La Arena to accounts payables and accrued liabilities.

	December 31, 2021	Proceeds	Advances	Repayments	December 31, 2022
SL-Credit Facility	$—	$160.0	$—	$—	$160.0
Other	15.3	7.1	16.5	(5.2)	33.7
Less: current portion	$(3.4)				$(13.7)
Non-current	$11.9	$167.1	$16.5	$(5.2)	$180.0
Senior Notes
As part of the Acquisition, the Company acquired the following Senior Notes: $283 million in aggregate principal with a 4.625% coupon and maturing in December 2027; and $500 million in aggregate principal with a 2.63% coupon and maturing in August 2031. These Senior Notes are unsecured with interest payable semi-annually. Each series of Senior Notes is redeemable, in whole or in part, at the Company's option, at any time prior to maturity, subject to make-whole provisions. The Senior Notes are accreted to the face value over their respective terms and were recorded at fair value upon acquisition using an effective interest rate of 5.52%.
SL-Credit Facility
The Company amended and upsized its SL-Credit Facility on March 30, 2023. The SL-Credit Facility was increased from its previous $500.0 million to $750.0 million and a term loan of $500.0 million was added to complete the Yamana Acquisition, if needed. The term loan expired unused on May 31, 2023. The SL-Credit Facility was further amended and updated on November 24, 2023, remaining at $750.0 million but adding an accordion feature for up to an additional $250.0 million. As of December 31, 2023, the Company was in compliance with all financial covenants under the $750.0 million revolving SL-Credit Facility, which remains undrawn. The borrowing costs under the Company's SL-Credit Facility are based on the Company's credit ratings from Moody's and S&P Global's at either: (i) SOFR plus 1.25% to 2.40% or; (ii) The Bank of Nova Scotia's Base Rate on U.S. dollar denominated commercial loans plus 0.15% to 1.30%. Under the ratings based pricing, undrawn amounts under the SL-Credit Facility are subject to a stand-by fee of 0.23% to 0.46% per annum, dependent on the Company's credit rating and subject to pricing adjustments based on sustainability performance ratings and scores. The Company's SL-Credit Facility matures on November 24, 2028.
The Company paid an effective interest rate of 5.7% on the SL-Credit Facility during the year ended December 31, 2023. During the year ended December 31, 2023, the Company made net repayments on the SL-Credit Facility of $160.0 million, (2022 - $nil). A portion of the funds was used to repay, in full, and cancel Yamana's revolving credit facility, under which $205.0 million had been drawn.

PAN AMERICAN SILVER CORP.	109

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
Other loans
Construction loans
From May 2022 to December 2022, the Company entered into Peruvian USD denominated promissory notes with a local financial institution in Peru, maturing in under 30 days, to provide short-term funding for the purpose of certain construction activities in advance of entering into term loans. In June 2021 and May 2022, the Company entered into Peruvian USD denominated five-year Loans with that same local financial institution for construction financing. The promissory notes bear a 5.6% interest rate per annum and the June 2021 loan bears a 3.6% interest rate per annum and requires quarterly repayments while the May 2022 loan bears 2.2% interest per annum and requires monthly repayments.
As at December 31, 2023 the carrying value of all construction loans was $20.1 million (2022 - $33.7 million).
For the year ended December 31, 2023, the Company paid $2.0 million (2022 - $2.2 million) in standby charges on undrawn amounts related to the SL-Credit Facility and $43.1 million (2022 - $1.5 million) in interest, both included in interest and finance expense.
22. OTHER LONG-TERM LIABILITIES

Other long term liabilities consist of:

	December 31, 2023	December 31, 2022
Deferred credit (1)	$21.6	$20.8
Deferred revenue (2)	13.1	13.9
Severance liabilities (3)	58.5	6.3
	$93.2	$41.0
(1)Represents the obligation to deliver future silver production of Navidad pursuant to a silver stream contract.
(2)Represents the obligation to deliver 100% of the future gold production from La Colorada and 5% of the future gold production from La Bolsa, which is in the exploration stage.
(3)Includes $50.5 million of Chilean severances, required by local labour laws, from the Acquisition (Note 8).
23. SHARE CAPITAL AND EMPLOYEE COMPENSATION PLANS

a.Stock options and compensation shares
For the year ended December 31, 2023, the total share-based compensation expense relating to stock options and compensation shares was $5.5 million (2022 - $3.9 million) and is presented as a component of general and administrative expense.
•Stock options
During the year ended December 31, 2023, the Company granted 167.1 (2022 – 191.6) stock options.
During the year ended December 31, 2023, the Company issued nil (2022 – 79.5) common shares in connection with the exercise of stock options.
•Deferred Share Units
During the year ended December 31, 2023, the Company issued 109.0 DSUs to Directors in lieu of Directors' fees of $1.6 million (2022 - 14.7 common shares in lieu of fees of $0.3 million).

PAN AMERICAN SILVER CORP.	110

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
The following table summarizes changes in stock options for the years ended December 31,:

	Stock Options Outstanding
	Shares	Weighted Average Exercise Price CAD$
As at December 31, 2021	279.0	$21.38
Granted	191.6	22.95
Exercised	(79.5)	15.12
Expired	(4.3)	41.62
Forfeited	(9.8)	31.32
As at December 31, 2022	377.0	$23.01
Granted	167.1	21.18
Expired	(14.4)	23.61
Forfeited	(16.5)	25.39
As at December 31, 2023	513.2	$22.32
The following table summarizes information about the Company's stock options outstanding at December 31, 2023:

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at December 31, 2023	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price CAD$	Number Outstanding as at December 31, 2023	Weighted Average Exercise Price CAD$
$17.53 - $23.03	446.4	5.4	$21.13	159.1	$19.70
$23.04 - $28.54	21.1	2.9	$26.54	21.1	$26.54
$28.55 - $34.04	38.8	4.9	$30.07	25.9	$30.70
$34.05 - $39.48	6.9	3.9	$39.48	6.9	$39.48
	513.2	5.3	$22.32	213.0	$22.35
The following assumptions were used in the Black-Scholes option pricing model in determining the fair value of options granted during the years ended December 31,:

	2023	2022
Expected life (years)	4.5	4.5
Expected volatility	30.1%	44.3%
Expected dividend yield	2.7%	2.7%
Risk-free interest rate	3.8%	3.4%
Weighted average exercise price (CAD$)	$21.18	$22.95
Weighted average fair value (CAD$)	$6.01	$7.69
b.PSUs
PSUs are notional share units that mirror the market value of the Company’s common shares. Each vested PSU entitles the participant to a cash payment equal to the value of an underlying share, less applicable taxes, at the end of the term, plus the cash equivalent of any dividends distributed by the Company during the three-year performance period. PSU grants will vest on the date that is three years from the date of grant subject to certain exceptions. Performance results at the end of the performance period relative to predetermined performance criteria and the application of the corresponding performance multiplier determine how many PSUs vest for each participant. The Board of Directors approved the issuance of 534.9 PSUs for 2023 with a share price of CAD $20.21 (2022 - 150.5 PSUs approved at a share price of CAD $21.16). The Company recorded a $1.5 million and $nil expense, respectively, in general and administrative expense for PSUs for the years ended December 31, 2023 and 2022.

PAN AMERICAN SILVER CORP.	111

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
The following table summarizes changes in PSUs for the years ended December 31, 2023 and 2022:

PSU	Number Outstanding	Fair Value
As at December 31, 2021	217.6	$5.5
Granted	150.5	2.4
Paid out	(80.1)	(0.8)
Change in value	—	(2.3)
As at December 31, 2022	288.0	$4.8
Granted	534.9	8.7
Paid out	(66.0)	—
Change in value	—	(1.0)
As at December 31, 2023	756.9	$12.5
c.RSUs
Under the Company’s RSU plan, selected employees are granted RSUs where each RSU has a value equivalent to one Pan American common share. At the time of settlement, the Board of Directors has the discretion to settle the RSUs with cash or common shares. The RSUs vest in three installments, the first 33.3% vest on the first anniversary date of the grant, the second 33.3% vest on the second anniversary date of the grant, and a further 33.3% vest on the third anniversary date of the grant. Additionally, RSU value is adjusted to reflect dividends paid on common shares over the vesting period.
The Company recorded a $2.9 million and $1.5 million expense, respectively, in general and administrative expense for RSUs for the years ended December 31, 2023 and 2022.
The following table summarizes changes in RSUs for the years ended December 31, 2023 and 2022:

RSU	Number Outstanding	Fair Value
As at December 31, 2021	426.4	$10.7
Granted	341.1	5.6
Paid out	(198.4)	(3.4)
Forfeited	(17.3)	(0.3)
Change in value	—	(3.5)
As at December 31, 2022	551.8	$9.1
Granted	516.2	8.4
Paid out	(237.3)	(3.9)
Forfeited	(25.7)	(0.4)
Change in value	—	(0.1)
As at December 31, 2023	805.0	$13.1

PAN AMERICAN SILVER CORP.	112

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
d.Authorized share capital
The Company is authorized to issue 800.0 million common shares without par value.
e.Dividends
The Company declared the following dividends for the years ended December 31, 2023 and 2022:

Declaration date	Record date	Dividend per common share
February 21, 2024 (1)	March 4, 2024	$0.10
November 7, 2023	November 20, 2023	$0.10
August 9, 2023	August 21, 2023	$0.10
March 23, 2023	April 14, 20023	$0.10
February 22, 2023	March 6, 2023	$0.10
November 9, 2022	November 21, 2022	$0.10
August 10, 2022	August 22, 2022	$0.11
May 11, 2022	May 24, 2022	$0.12
February 23, 2022	March 7, 2022	$0.12
(1)These dividends were declared subsequent to the year end and have not been recognized as distributions to owners during the period presented.
f.CVRs
As part of the acquisition of Tahoe Resources Inc ("Tahoe"), on February 22, 2019, the Company issued 313.9 million Contingent Value Rights ("CVRs"), with a term of 10 years, which were convertible into 15.6 million common shares upon the first commercial shipment of concentrate following the restart of operations at the Escobal mine. As of December 31, 2023 and 2022, there were 313.9 million CVRs outstanding that are convertible into 15.6 million common shares.

PAN AMERICAN SILVER CORP.	113

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
24. PRODUCTION COSTS

Production costs are comprised of the following:

	2023	2022
Materials and consumables	$548.0	$414.3
Salaries and employee benefits (1)	479.6	310.7
Contractors	346.2	232.1
Utilities	66.9	56.2
Insurance	23.0	17.2
Other expense	8.2	13.6
Changes in inventories (2)(3)	7.3	50.3
	$1,479.2	$1,094.4
(1)Salaries and employee benefits are comprised of:

	2023	2022
Wages, salaries and bonuses	$537.8	$328.4
Severances (4)	21.0	23.9
Share-based compensation	5.5	3.9
Total employee compensation and benefit expenses	564.3	356.2
Less: Expensed within General and Administrative expenses	(47.7)	(26.2)
Less: Expensed within Care and Maintenance expenses	(26.8)	(11.7)
Less: Expensed within Exploration expenses	(10.2)	(7.6)
Employee compensation and benefits expenses included in production costs	$479.6	$310.7
(2)Includes NRV adjustments to inventory to reduce production costs by $31.8 million for the year ended December 31, 2023 (2022 - increase by $97.7 million).
(3)Includes the sale of inventory with acquisition date fair value adjustments of $41.1 million for the year ended December 31, 2023 resulting from the Yamana Acquisition (Note 8).
(4)Includes $8.8 million, $3.3 million, $2.3 million, $2.9 million, $1.5 million, $1.1 million and $1.1 million of severances at Manantial Espejo, Dolores, La Colorada, El Peñon, Minera Florida, Cerro Moro and Jacobina respectively for the year ended December 31, 2023 (2022 - $23.9 million)
25. MINE CARE AND MAINTENANCE

	2023	2022
Escobal	$26.0	$24.6
Morococha(1)	17.9	15.5
Navidad	2.8	5.0
MARA (2)	20.4	—
Manantial Espejo (3)	15.1	—
	$82.2	$45.1
(1) Includes $8.2 million in mine closure severances for the year ended December 31, 2023 (2022 - $nil). Morococha was disposed on September 22, 2023 (Note 9).
(2) MARA was disposed on September 20, 2023 (Note 9).
(3) Includes $2.0 million in mine closure severances for the year ended December 31, 2023 (2022 - $nil).
26. INTEREST AND FINANCE EXPENSE

	2023	2022
Interest expense	$51.4	$5.3
Finance fees	5.8	2.4
Accretion expense (Note 19)	34.2	14.8
	$91.4	$22.5

PAN AMERICAN SILVER CORP.	114

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
27. EARNINGS PER SHARE ("EPS")

For the year ended December 31,		2023		2022
	Earnings (1)	Shares	EPS	Earnings	Shares	EPS
Net loss	$(103.7)			$(341.7)
Basic loss per share	$(103.7)	326,540	$(0.32)	$(341.7)	210,521	$(1.62)
Effect of dilutive securities:
Stock options	—	—		—	—
Diluted loss per share	$(103.7)	326,540	$(0.32)	$(341.7)	210,521	$(1.62)
(1)Net earnings attributable to equity holders of the Company.
The following securities were excluded in the computation of diluted earnings per share because they were anti-dilutive but they have the potential to dilute basic earnings per share in the future:

	2023	2022
Potential dilutive securities:
Share options	513.2	377.0
Potential shares from CVR conversion (1)	15,600.0	15,600.0
	16,113.2	15,977.0
(1) There were 313.9 million CVRs outstanding at December 31, 2023 (2022 - 313.9 million)
28. SUPPLEMENTAL CASH FLOW INFORMATION

The following tables summarize other adjustments for non-cash statement of earnings items:

Other operating activities	2023	2022
Adjustments for non-cash statement of earnings items:
Unrealized foreign exchange losses	$5.6	$12.9
Gains on derivatives (Note 10(d))	(8.3)	(7.3)
Share-based compensation expense (Note 23)	5.5	3.9
(Gains) losses on disposition of mineral properties, plant and equipment	(7.9)	2.4
	$(5.1)	$11.9
The following tables summarize other adjustments for changes in operating working capital items:

Changes in non-cash operating working capital items:	2023	2022
Trade and other receivables	$45.9	$(12.6)
Inventories	38.5	(49.9)
Prepaid expenses	9.4	2.5
Accounts payable and accrued liabilities	(10.0)	20.7
Provisions	(14.9)	(2.7)
	$68.9	$(42.0)

Cash and Cash Equivalents	December 31, 2023	December 31, 2022
Cash in banks	$399.6	$107.0
29. SEGMENTED INFORMATION

The Company reviews its segment reporting to ensure it reflects the operational structure of the Company and enables the Company's Chief Operating Decision Maker to review operating segment performance. We have determined that each producing mine and significant development property represents an operating segment. The

PAN AMERICAN SILVER CORP.	115

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
Company has organized its reportable and operating segments by significant revenue streams and geographic regions.
From the Acquisition (Note 8) on March 31, 2023, the Company included the following mines: Jacobina, El Peñon and Minera Florida in the Gold Segment, Cerro Moro in the Silver Segment, and the MARA project in the Other Segment. These mines and projects are included in the segmented disclosures below.
Significant information relating to the Company’s reportable operating segments is summarized in the table below:

For the year ended December 31, 2023
Segment/Country	Operation	Revenue	Production costs and royalties	Depreciation	Mine operating earnings (losses)	Capital expenditures(1)
Silver Segment:
Mexico	La Colorada	$122.5	$128.1	$22.1	$(27.7)	$63.9
Peru	Huaron	145.4	105.2	12.9	27.3	36.2
	Morococha (2)	—	—	—	—	2.1
Bolivia	San Vicente	91.5	69.8	9.5	12.2	3.8
Argentina	Manantial Espejo (2)	37.7	32.4	2.0	3.3	0.2
	Cerro Moro	214.1	160.7	23.1	30.3	25.4
Guatemala	Escobal	—	—	—	—	2.1
Total Silver Segment		611.2	496.2	69.6	45.4	133.7
Gold Segment:
Mexico	Dolores	267.5	132.6	114.3	20.6	8.7
Peru	Shahuindo	284.7	143.7	45.3	95.7	57.1
	La Arena	190.2	122.4	32.4	35.4	21.2
Canada	Timmins	260.6	201.4	39.8	19.4	46.9
Brazil	Jacobina	287.5	129.9	86.9	70.7	69.9
Chile	El Peñon	259.4	184.2	54.2	21.0	18.6
	Minera Florida	154.8	124.7	33.3	(3.2)	22.3
Total Gold Segment		1,704.7	1,038.9	406.2	259.6	244.7
Other segment:
Canada	Pas Corp	—	—	0.4	(0.4)	4.5
	Yamana Corp	0.2	—	5.8	(5.6)	1.5
Argentina	MARA (2)	—	—	0.1	(0.1)	35.9
	Other	—	—	2.1	(2.1)	2.7
Total		$2,316.1	$1,535.1	$484.2	$296.8	$423.0
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.
(2)Manantial Espejo was placed on care and maintenance in January 2023. Morococha and MARA were sold in September 2023 (Note 9).

PAN AMERICAN SILVER CORP.	116

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)

For the year ended December 31, 2022
Segment/Country	Operation	Revenue	Production costs and royalties	Depreciation	Mine operating earnings (losses)	Capital expenditures(1)
Silver Segment:
Mexico	La Colorada	$155.0	$98.7	$20.2	$36.1	$91.7
Peru	Huaron	145.7	100.5	11.8	33.4	15.5
	Morococha (2)	22.1	20.6	2.3	(0.8)	1.3
Bolivia	San Vicente	76.9	59.5	8.8	8.6	7.1
Argentina	Manantial Espejo (2)	105.1	112.7	23.1	(30.7)	4.3
Guatemala	Escobal	—	—	—	—	1.6
Total Silver Segment		504.8	392.0	66.2	46.6	121.5
Gold Segment:
Mexico	Dolores	303.9	301.9	129.8	(127.8)	35.8
Peru	Shahuindo	266.4	146.2	44.5	75.7	44.6
	La Arena	175.9	103.9	34.7	37.3	48.0
Canada	Timmins	243.7	186.3	38.6	18.8	37.7
Total Gold Segment		989.9	738.3	247.6	4.0	166.1
Other segment:
Canada	Pas Corp	—	—	0.4	(0.4)	0.3
Argentina	Navidad	—	—	—	—	0.1
	Other	—	—	1.8	(1.8)	1.5
Total		$1,494.7	$1,130.3	$316.0	$48.4	$289.5
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.
(2)Morococha and Manantial Espejo were placed on care and maintenance in February 2022 and January 2023, respectively.

At December 31, 2023
Segment/Country	Operation	Assets	Liabilities	Net assets
Silver Segment:
Mexico	La Colorada	$428.0	$43.8	$384.2
Peru	Huaron	149.5	61.0	88.5
Bolivia	San Vicente	78.6	45.0	33.6
Argentina	Manantial Espejo(1)	2.2	18.5	(16.3)
Guatemala	Pas Guatemala	290.0	16.4	273.6
Argentina	Cerro Moro	208.2	104.0	104.2
Total Silver Segment		1,156.5	288.7	867.8
Gold Segment:
Mexico	Dolores	372.5	141.7	230.8
Peru	Shahuindo	604.0	178.2	425.8
	La Arena	383.7	156.6	227.1
Canada	Timmins	395.1	78.5	316.6
Brazil	Jacobina	2,508.2	437.5	2,070.7
Chile	El Peñon	776.0	205.6	570.4
	Minera Florida	219.6	103.7	115.9
Total Gold Segment		5,259.1	1,301.8	3,957.3
Other segment:
Canada	Pas Corp	134.1	24.3	109.8
	Yamana Corp	304.3	725.9	(421.6)
Argentina	Navidad	192.1	14.3	177.8
	Other	167.0	85.6	81.4
Total		$7,213.1	$2,440.6	$4,772.5
(1)Manantial Espejo was placed on care and maintenance in January 2023.

PAN AMERICAN SILVER CORP.	117

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)

At December 31, 2022
Segment/Country	Operation	Assets	Liabilities	Net assets
Silver Segment:
Mexico	La Colorada	$375.4	$52.0	$323.4
Peru	Huaron	122.5	51.5	71.0
	Morococha(1)	102.2	31.2	71.0
Bolivia	San Vicente	82.5	47.4	35.1
Argentina	Manantial Espejo(1)	47.8	40.5	7.3
Guatemala	Escobal	291.1	19.4	271.7
Total Silver Segment		1,021.5	242.0	779.5
Gold Segment:
Mexico	Dolores	415.1	155.8	259.3
Peru	Shahuindo	602.4	199.6	402.8
	La Arena	368.3	155.1	213.2
Canada	Timmins	382.0	68.0	314.0
Total Gold Segment		1,767.8	578.5	1,189.3
Other segment:
Canada	Pas Corp	179.0	182.9	(3.9)
Argentina	Navidad	193.9	2.6	191.3
	Other	86.3	40.9	45.4
		$3,248.5	$1,046.9	$2,201.6
(1)Morococha and Manantial Espejo were placed on care and maintenance in February 2022 and January 2023, respectively.

Product Revenue	2023	2022
Refined silver and gold	$1,954.4	$1,106.8
Zinc concentrate	83.2	98.3
Lead concentrate	163.5	167.7
Copper concentrate	54.6	65.1
Silver concentrate	60.4	56.8
Total	$2,316.1	$1,494.7
The Company has 29 customers that account for 100% of the concentrate and silver and gold sales revenue. The Company has 3 customers that accounted for 21%, 21% and 12% of total sales in 2023, and 3 customers that accounted for 28%, 14% and 12% of total sales in 2022. The loss of certain of these customers or curtailment of purchases by such customers could have a material adverse effect on the Company’s financial performance, financial position, and cash flows.
30. OTHER EXPENSE (INCOME)

	2023	2022
Change in closure and decommissioning estimates (1)	$20.4	$4.7
Change in provisions	4.5	5.0
Provisions on supplies and other assets	4.4	—
Investment income	(16.0)	(5.4)
Other expense (income)	8.0	(2.2)
Total	$21.3	$2.1
(1)Relates to changes in estimates after the completion of mining activities.

PAN AMERICAN SILVER CORP.	118

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
31. INCOME TAXES

Components of Income Tax Expense

	2023	2022
Current tax expense (recovery)
Recognized in profit or loss in current year	$132.7	$85.3
Adjustments recognized in the current year with respect to prior years	0.2	(2.3)
	132.9	83.0
Deferred tax expense (recovery)
Deferred tax recovery recognized in the current year	(101.7)	(34.2)
Adjustments recognized in the current year with respect to prior years	3.4	0.4
Derecognition of previously recognized deferred tax assets	3.7	9.0
Impact of impairments on deferred tax assets and liabilities	(3.4)	(3.8)
Increase (decrease) in deferred tax liabilities due to tax impact of NRV charge to inventory	11.2	(15.3)
	(86.8)	(43.9)
Income tax expense	$46.1	$39.1
Income tax expense differs from the amounts that would result from applying the Canadian federal and provincial income tax rates to earnings before income tax. These differences result from the items shown on the following table, which result in an income tax expense that varies considerably from the comparable period. The factors which have affected the effective tax rate for the year ended December 31, 2023 and the comparable period of 2022 were changes in the recognition of certain deferred tax assets (primarily related to the prior year's Dolores impairment, and the current year's impairment of Morococha and the Shahuindo plant), foreign exchange fluctuations, mining taxes paid, and withholding taxes on payments from foreign subsidiaries.
The Company continues to expect that these and other factors will continue to cause volatility in effective tax rates in the future.
Reconciliation of Effective Income Tax Rate

	2023	2022
Earnings (loss) before taxes and non-controlling interest	$(58.8)	$(301.0)
Statutory Canadian income tax rate	27.00%	27.00%
Income tax expense (recovery) based on above rates	$(15.9)	$(81.3)
Increase (decrease) due to:
Non-deductible expenditures	3.2	7.4
Foreign tax rate differences	2.7	(11.7)
Change in net deferred tax assets not recognized (1)	66.3	22.3
Derecognition of deferred tax assets previously recognized (2)	—	50.4
Effect of other taxes paid (mining and withholding)	22.1	15.7
Effect of foreign exchange on tax expense	(36.0)	(21.5)
Non-taxable impact of foreign exchange	3.8	6.3
Change in non-deductible portion of reclamation liabilities	1.9	12.2
Unrecognized tax benefit on termination fee related to the Yamana acquisition (3)	—	39.8
Other	(2.0)	(0.5)
Income tax expense	$46.1	$39.1
(1)Includes deferred taxes recovery related to amounts recorded in other comprehensive income for the year-end December 31, 2023 of $0.5 million (2022 - $0.5 million deferred tax expense).
(2)Attributable to the loss of attributes resulting from the Dolores impairment in Q2 2022 (Note 15).
(3)In the year ended December 31, 2022, as a result of terminating its arrangement agreement with Gold Fields Limited, Yamana was required to pay Gold Fields Limited a termination fee of $300 million. Half of this amount was funded by the Company. The Company has treated this as a capital cost of acquiring Yamana Gold Inc., pursuant to the applicable Canadian income tax legislation. Since, the Company controls the timing of the reversal of this deductible temporary difference, no deferred tax benefit could be recorded for this amount. The tax impact caused by this treatment effectively increased tax expense by $39.8 million in 2022.

PAN AMERICAN SILVER CORP.	119

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
The following is the analysis of the deferred tax assets (liabilities) presented in the Consolidated Financial Statements:

	2023	2022
Net deferred tax liabilities, beginning of year	$(84.4)	$(128.8)
Recognized in net earnings in the year	86.8	43.9
Initial deferred tax liability associated with the Yamana Acquisition (Note 8)	(881.2)	—
Disposition of mining properties (Note 9)	419.3	—
Recognized in other comprehensive income (loss) in year (1)	(0.5)	0.5
Other	(1.2)	—
Net deferred liabilities, end of year	(461.2)	(84.4)
Deferred tax assets	80.4	55.9
Deferred tax liabilities	(541.6)	(140.3)
Net deferred tax liabilities	$(461.2)	$(84.4)
(1)Deferred tax impact related to unrealized loss on long-term investment (see Note 16).
Components of deferred tax assets and liabilities
The deferred tax assets (liabilities) are comprised of the various temporary differences, as detailed below:

	2023	2022
Deferred tax assets (liabilities) arising from:
Closure and decommissioning costs	$33.9	$23.5
Tax losses, resource pools and mining tax credits	84.6	83.8
Mineral properties, plant, and equipment	(636.0)	(217.2)
Other temporary differences and provisions	56.3	25.5
Net deferred tax liabilities	$(461.2)	$(84.4)
At December 31, 2023, the net deferred tax liability above included the deferred tax asset of $84.6 million, which includes the benefits from tax losses ($34.8 million) and resource pools ($49.8 million). An insignificant amount of the losses is set to expire in 2024 ($0.4 million), with the majority of the losses set to expire in 2027 and later years, if unused.
At December 31, 2022, the net deferred tax liability above included the deferred tax asset of $83.8 million, which includes the benefits from tax losses ($28.1 million) and resource pools ($55.7 million). An insignificant amount of the losses is set to expire in 2024 ($0.4 million), with the majority of the losses set to expire in 2027 and later years, if unused.
Unrecognized deductible temporary differences, unused tax losses and unused tax credits
Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	2023	2022
Operating tax loss	$1,236.6	$383.2
Net capital tax loss	36.5	36.8
Resource pools and other tax credits (1)	174.7	87.0
Mineral properties, plant, and equipment	314.2	207.2
Closure and decommissioning costs	297.6	207.3
Other temporary differences	211.1	119.6
	$2,270.7	$1,041.1
(1)Includes tax credits which will begin to expire after 2027 year end, if unused.

PAN AMERICAN SILVER CORP.	120

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
Included in the above amounts are operating tax losses, which if not utilized will expire as follows:

At December 31, 2023
	Canada	US	Peru	Mexico	Barbados	Argentina	Chile	Brazil	Netherlands	Total
2024	$—	$15.5	$0.3	$0.3	$—	$—	$—	$—	$—	$16.1
2025	—	9.7	—	0.6	4.7	5.4	—	—	—	20.4
2026 – and after	695.2	146.1	0.4	2.2	20.9	95.1	146.6	88.2	5.4	1,200.1
Total tax losses	$695.2	$171.3	$0.7	$3.1	$25.6	$100.5	$146.6	$88.2	$5.4	1,236.6

At December 31, 2022
	Canada	US	Peru	Mexico	Barbados	Argentina	Chile	Brazil	Netherlands	Total
2023	$—	$0.4	$—	$0.3	$0.1	$—	$—	$—	$—	$0.8
2024	—	0.4	0.3	0.3	—	—	—	—	—	1.0
2025 – and after	342.2	11.0	0.3	2.3	0.3	25.3	—	—	—	381.4
Total tax losses	$342.2	$11.8	$0.6	$2.9	$0.4	$25.3	$—	$—	$—	$383.2
32. CONTINGENCIES

The following is a summary of the contingent matters and obligations relating to the Company as at December 31, 2023.
General
The Company is subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. Certain conditions may exist as of the date the Financial Statements are issued, which may result in a loss to the Company. In the opinion of management none of these matters are expected to have a material effect on the results of operations or financial conditions of the Company.
Environment
The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with applicable laws and regulations in all material respects. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.
Estimated future reclamation costs are based on the extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. As of December 31, 2023, $447.1 million (2022 - $296.2 million) was accrued for reclamation costs relating to mineral properties (Note 19).
Tax
The Company operates in numerous countries around the world and accordingly it is subject to, and pays annual income taxes under the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with the local government, and others are defined by the general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time, the Company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company’s business conducted within the country involved.

PAN AMERICAN SILVER CORP.	121

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
Title
The validity of our mining or exploration titles or claims or rights, which constitute most of our property holdings, can be uncertain and may be contested. Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company’s title. Property title may be subject to, among other things, unregistered prior agreements or transfers, Indigenous land claims, or undetected title defects. In some cases, we do not own or hold rights to the mineral concessions we mine, and our rights may be contractual in nature. We have not conducted surveys of all the claims in which we hold direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. The land title system is also not well developed in some countries and may rely on informal, hereditary or possessory rights. Such informal systems can create significant uncertainty in obtaining and maintaining ownership or rights of access, in defining precise locations or clear boundaries to properties, and substantiating rights if challenged. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims, or that such exploration and mining titles or claims will not be challenged or impugned by third parties. Any defects in title to our properties, or the revocation of or challenges to our rights to mine, could have a material adverse effect on our operations and financial condition.
Legal Proceedings
We are subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many of these claims are from current or ex-employees, or employees of former or current owners of our operations, such as the Quiruvilca-related claims in Peru, which could, in the aggregate, be of significant value, and include alleged improper dismissals, workplace illnesses, such as silicosis, and claims for additional profit-sharing and bonuses in prior years.
We may also become subject to class action lawsuits. For example, in mid-2017, Tahoe, which was acquired by us in late February 2019, and certain of its former directors and officers became the subject of three purported class action lawsuits filed in the United States that centered primarily around alleged misrepresentations. These U.S. class action lawsuits were later consolidated into one class action suit that is ongoing in Nevada. In October 2018, Tahoe learned that a similar proposed class action lawsuit had been filed against Tahoe and its former chief executive officer in the Superior Court of Ontario. Tahoe disputed the allegations made in these suits. In January 2023, the plaintiffs and defendants reached a tentative global settlement to resolve both the United States and Canadian class actions. Final approval of the settlement in the Canadian action was granted in October 2023, subject to obtaining final approval of the U.S. action, and the final approval of the settlement in the U.S. action was granted orally at a hearing on February 15, 2024. Upon entry of the final written approval order in the U.S. action, there will be a thirty-day period during which the order can be appealed. The Company does not anticipate any appeals and therefore the settlement of both the U.S. action and the Canadian action is expected to be final and the cases concluded in Q1 2024. The proposed settlement falls within Tahoe’s insurance limits.
We may also be subject to proceedings in our commercial relationships. While we would, where available and appropriate to do so, defend against any such allegations, if we are unsuccessful in our defense of these claims, we may be subject to significant losses.
Furthermore, we are in some cases subject to claims or other legal processes, which may be direct or indirect, by individuals, local communities, Indigenous peoples, private land owners or non-governmental organizations relating to land and mineral rights and tenure, or alleged environmental or social damage. Such claimants may seek sizeable monetary damages against us and/or the return or relinquishment of surface or mineral rights or revocation of permits and licenses that are valuable to us.
Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to us. We establish provisions for matters that are probable and can be reasonably estimated. We also carry liability insurance coverage, however such insurance does not cover all risks to which we might be exposed and in other cases, may only partially cover losses incurred by us. In addition, we may be involved in disputes with other parties in the future that may result in litigation, which could have a material adverse effect on our financial or operating position, cash flow and results of operations.

PAN AMERICAN SILVER CORP.	122

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
Country
Argentina
Unanticipated or drastic changes in laws and regulations have affected our operations in the past. For example, previous governments implemented severe price, foreign exchange, and import controls which included informal restrictions on dividend, interest, and service payments abroad and limitations on the ability to convert ARS into USD, which exposed the Company to additional risks of ARS devaluation and high domestic inflation. The previous government in Argentina maintained unfavorable economic policies, such as strict currency controls and the imposition of export duties and it remains uncertain whether the current government will continue with such measures.
The Company has suspended project development activities at Navidad as a result of uncertainty over the zoning, regulatory and tax laws. The Company remains committed to the development of Navidad and to contributing to the positive economic and social development of the province of Chubut upon the adoption of a favorable legislative framework.
Bolivia
On May 28, 2014, the Bolivian government enacted the New Mining Law. Among other things, the New Mining Law provided that all pre-existing contracts were to migrate to one of several new forms of agreement within a prescribed period of time. The Company currently has a joint venture agreement with COMIBOL (the "COMIBOL Joint Venture"), a Bolivian state mining company, relating to the San Vicente mine. As a result, we anticipate that the COMIBOL Joint Venture will be subject to such migration and possible renegotiation of key terms. The migration process has been delayed by COMIBOL and has not been completed.
The primary effects on the San Vicente operation and our interest therein will not be known until such time as we have, if required to do so, renegotiated the COMIBOL Joint Venture, and the full impact may only be realized over time. We will take appropriate steps to protect and, if necessary, enforce our rights under the COMIBOL Joint Venture. There is, however, no guarantee that governmental actions, including possible expropriation or additional changes in the law, and the migration of the COMIBOL Joint Venture will not impact our involvement in the San Vicente operation in an adverse way and such actions could have a material adverse effect on us and our business.
The Company's San Vicente mine, pursuant to the COMIBOL Joint Venture, is obligated to pay COMIBOL a participation fee of 37.5% of the operation’s cash flow. For the year ended December 31, 2023, the Company incurred approximately $9.7 million in COMIBOL royalties (2022 - incurred $7.5 million).
Guatemala
Some communities and non-governmental organizations ("NGOs") have been vocal and active in their opposition to mining and exploration activities in Guatemala. In July 2017, the Escobal mining license was suspended as a result of a court proceeding initiated by an NGO in Guatemala, based upon the allegation that Guatemala's Ministry of Energy and Mines ("MEM") violated the Xinka Indigenous people’s right of consultation. After several decisions and appeals on the matter, a decision of the Constitutional Court of Guatemala was rendered on September 3, 2018, determining that the Escobal mining license would remain suspended until the Guatemala MEM completes an ILO 169 consultation.
During 2023, significant progress was achieved with the ILO 169 consultation. According to the MEM, all the information related to the project was delivered to the Xinka representatives, as required by Guatemala’s Constitutional Court. The Xinka representatives and their advisors made several visits to the Escobal site to verify the information provided. In addition, several working group meetings were held. Pan American looks forward to continuing our participation in the ILO 169 consultation under the new government in Guatemala that took office in January 2024.

The process, timing, and outcome of the ILO 169 consultation remains uncertain.

PAN AMERICAN SILVER CORP.	123

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted)
33. RELATED PARTY TRANSACTIONS

The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. Transactions with the Company's subsidiaries have been eliminated on consolidation. Maverix ceased to be a related party after March 31, 2022 when the Company determined that it no longer held significant influence (Note 16). There were no other related party transactions for the years ended December 31, 2023 and 2022.
Compensation of key management personnel
Key management personnel compensation is comprised of:

	2023	2022
Short-term employee benefits (1)	$9.9	$11.7
Post-employment benefits (2)	1.3	1.0
Share-based payments (3)	4.4	2.3
	$15.6	$15.0
(1)Includes annual salary and short-term incentives, RSUs, and PSUs paid by the Company.
(2)Includes annual contributions to retirement savings plans made by the Company.
(3)Includes annual stock option and compensation shares.

PAN AMERICAN SILVER CORP.	124